Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

RECEIVED
2006 DEC 19 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Montréal
Toronto
Ottawa
Calgary
New York

December 18, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

06019648

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

SUPPL

**Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")**

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since October 13, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

File No. 82-3764

OSLER

SCHEDULE A
December 18, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	**DATE OF FILING**	
		SEDAR	**SCHEDULE "A" REFERENCE NUMBER**
1.	Pricing Supplement No. 2 dated October 27, 2006 to the Short Form Base Shelf Prospectus dated April 5, 2006	October 27, 2006	4.5
2.	Pricing Supplement No. 1 dated October 30, 2006 to the Short Form Base Shelf Prospectus dated September 21, 2006	October 31, 2006	4.5
3.	Report to Shareholders dated November 30, 2006 for the Fourth Quarter and the Fiscal Year ended October 31, 2006	November 30, 2006	2.1
4.	Management's Discussion and Analysis of Financial Condition and Operating Results dated November 30, 2006 for the Fourth Quarter and the Fiscal Year ended October 31, 2006	November 30, 2006	2.2

File No. 82-3764

Report to Shareholders



NATIONAL BANK OF CANADA

FOURTH QUARTER | 2006

National Bank: a vigorous fourth quarter yields record net income for fiscal 2006

- *Financial objectives for the quarter and the fiscal year achieved or exceeded*
- *Diluted earnings per share for the quarter increased 9%*
- *Shareholders' equity reached 19.7% for the quarter*
- *Quarterly dividend at 54¢, increase of 13% in a year*
- *Target dividend payout range increased*

MONTREAL, November 30, 2006 – National Bank today released its earnings report for the fourth quarter of 2006 and for its fiscal year ended October 31, 2006.

During the quarter, total revenues of the Bank expanded 6%, to $984 million on the strength of increased business in the Personal and Commercial Banking and Financial Markets segments. Net income increased 6% to $220 million. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income grew $29 million, or 15%. Diluted earnings per share (EPS) improved 9% to stand at $1.31. Excluding the reduction in the general allowance in Q4 2005, diluted EPS increased 19%.

For fiscal 2006, total revenues were up 4% to $3.8 billion, driven by the growth in the Bank's three business segments. Net income was up $16 million to a record $871 million. Excluding specified items, i.e., the gain related to the MasterCard Inc. IPO, the net gain on the sale of shareholder management activities in 2006, the gain on the disposal of investments in South America and the reduction in the general allowance in 2005, net income for fiscal 2006 was $54 million, or 7%, higher than the previous fiscal year. Moreover, diluted EPS increased 5% to $5.13. Excluding the specified items, diluted EPS stood at $5.05, or 10% higher.

"All of our financial targets have been achieved or exceeded through disciplined implementation of strategies at all levels of the organization. The rigour with which we executed these strategies drove the robust growth of our core business activities with individuals and businesses, and the substantially higher profitability in our Wealth Management and Financial Markets segments. As a result, the Bank posted record net income in fiscal 2006, which puts it in a strong position to continue creating value for its shareholders and maintaining balance among all stakeholders who are partners in its success," confirmed Réal Raymond, President and Chief Executive Officer.

Highlights

- Increase in the target dividend payout range from 35% - 45% to 40% - 50% and increase in the quarterly dividend of 4 ¢, to $0.54.
- Diluted EPS of $1.31 in Q4 2006, or 9% growth; excluding the reduction in the general allowance in Q4 2005, diluted EPS increased 19%.
- Improvement of 6% in total revenues in Q4 2006 to $984 million; total revenues for fiscal 2006 ahead 4% to $3.8 billion.
- Record net income of $871 million for fiscal 2006, up $16 million over the preceding fiscal year.
- Diluted earnings per share of $5.13 during the year, growth of 5% over fiscal 2005; the increase is 10% when the specified items for 2005 and 2006 are excluded.

Personal and Commercial

- Growth of 7% in total revenues at Personal and Commercial in Q4 2006 as a result of sustained growth in loan and deposit volumes compared to the corresponding quarter of 2005.
- Continued improvement in Q4 2006 in the net interest margin, which returned to its Q4 2005 level.
- Increase in segment net income of 8% for fiscal 2006 to $479 million, compared to $443 million in 2005, due to improved productivity and business growth.

Wealth Management

- Increase in segment net income from $26 million in Q4 2005 to $29 million in Q4 2006.
- Marked improvement in segment productivity as a result of the decline in the efficiency ratio from 77.3% for fiscal 2005 to 74.0% in 2006.
- Rapid growth in segment net income during fiscal 2006 to $143 million, up 29% from 2005.
- Year-over-year increase of 14% in deposits and off-balance sheet savings, which reached $74.9 billion, on the strength of the growth in assets administered by brokerage services, mutual funds and private investment management.

Financial Markets

- Segment revenue growth of 24% in Q4 2006 on higher trading revenues, financial market fees and gains on securities.
- Segment net income up 16% to $283 million for fiscal 2006, a record high.
- Notable progression in segment productivity as a result of the decrease in the efficiency ratio, which went from 60.7% for fiscal 2005 to 57.7% in 2006.

(unaudited)	Quarter ended October 31			Fiscal year ended October 31		
(millions of dollars)	2006	2005	%	2006	2005	%
Personal and Commercial	124	110	+13	479	443	+8
Wealth Management	29	26	+12	143	111	+29
Financial Markets	75	52	+44	283	244	+16
Other	(8)	19	-	(34)	57	-
Net income	220	207	+6	871	855	+2
Less specified items:						
• gain related to the MasterCard IPO	-	-		(9)	-	
• net gain on the sale of shareholder management activities	-	-		(5)	-	
• gain on the disposal of investments in South America	-	-		-	(25)	
• reduction in the general allowance for credit risk	-	(16)		-	(27)	
Net income excluding specified items	220	191	+15	857	803	+7
Diluted earnings per share	$1.31	$1.20	+9	$5.13	$4.90	+5
Less specified items:						
• gain related to the MasterCard IPO	-	-		(0.05)	-	
• net gain on the sale of shareholder management activities	-	-		(0.03)	-	
• gain on the disposal of investments in South America	-	-		-	(0.15)	
• reduction in the general allowance for credit risk	-	(0.10)		-	(0.17)	
Diluted earnings per share excluding specified items	$1.31	$1.10	+19	$5.05	$4.58	+10
Return on common shareholders' equity	19.7%	19.4%		20.1%	20.7%	

Financial Objectives	Objectives	Results 4th quarter 2006	Results Fiscal 2006
Growth in diluted earnings per share excluding specified items	5% – 10%	19%	10%
Return on common shareholders' equity	16% – 18%	19.7%	20.1%
Tier 1 capital ratio	More than 8.5%	9.9%	9.9%
Dividend payout ratio	35% – 45%	38%	38%

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management," "Risk Management Framework," "Credit Risk Management," "Market Risk Management," "Liquidity Risk Management," "Operational Risk Management," and "Factors that could affect future results" in the 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Hélène Baril
Director
Investor Relations
(514) 394-0296

Management's Discussion and Analysis of Financial Condition and Operating Results

November 30, 2006 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter of fiscal 2006 and the unaudited consolidated financial statements for fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $220 million in the fourth quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income increased $29 million or 15%. For fiscal 2006, the Bank posted record net income of $871 million, an increase of $16 million over 2005. Had it not been for specified items, i.e., the gain related to the IPO of MasterCard Inc., of which the Bank is a shareholder, the net gain on the sale of shareholder management activities in 2006, and the gain on the disposal of investments in South America and the reduction in the general allowance in 2005, net income would have risen $54 million, or 7%, over the preceding year.

Diluted earnings per share amounted to $1.31 in the fourth quarter of 2006, up 9% from $1.20 for the same period of 2005. Excluding the reduction in the general allowance in the fourth quarter of 2005, diluted earnings per share increased 19%. Diluted earnings per share in fiscal 2006 were $5.13, up 5%. Excluding specified items, diluted earnings per share grew 10% from period to period to $5.05.

Return on common shareholders' equity was 19.7% in the fourth quarter, 30 basis points higher than for the year-earlier period. For fiscal 2006, return on equity stood at 20.1%, compared to 20.7% in 2005.

Total Revenues

The Bank's total revenues rose 6% in the fourth quarter of 2006 to reach $984 million, as against $931 million in the fourth quarter of 2005. Personal and Commercial net interest income advanced $21 million, or 6.3%, to stand at $354 million for the quarter, owing to higher loan and deposit volumes. This increase was accompanied by an ongoing improvement in the net interest margin as it returned to its fourth quarter 2005 level – a trend that began in the second quarter. Over the past few quarters, the widening of the spread on deposits has completely offset the narrowing of the spread on loans.

Other income in the fourth quarter totalled $679 million, versus $527 million for the corresponding quarter of 2005. Financial market fees amounted to $167 million for the quarter, an increase of $1 million over the same period of 2005. The modest decline in retail brokerage activities was fully offset by business growth in the Financial Markets institutional group.

Trading revenues, recorded in both net interest income and other income, rose $22 million from the fourth quarter of 2005 to the same quarter of 2006. Gains on investment account securities stood at $50 million for the quarter, as against $4 million for the year-earlier period. Two thirds of the increase stemmed from financial market activities. Revenues from mutual funds and trust services climbed $3 million from the fourth quarter of 2005 to reach $77 million in the fourth quarter of 2006, mainly on the strength of growth in private investment management and mutual funds.

Aside from these items, the increase in other income in the fourth quarter was derived from securitization revenues, which grew $7 million, foreign exchange revenues, which were up $6 million, and other revenues, which climbed $16 million. Commissions on loans and bankers' acceptances, on the other hand, were down $6 million to $74 million.

Total revenues grew 3.8% during fiscal 2006 to reach $3,845 million, versus $3,703 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $68 million, or 5.2%, to $1,367 million in fiscal 2006. This advance was driven by the 8% growth in loans, which was, however, partly offset by a 7-basis-point narrowing of the spread. Compared to the same period of 2005, trading revenues rose $5 million to $364 million; gains on securities, $89 million to $180 million, including the gain related to the MasterCard Inc. IPO; and revenues from trust services and mutual funds, $43 million to $324 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $94 million. Securitization revenues declined $19 million to $175 million and financial market fees decreased $53 million to $629 million.

Operating Expenses

In the fourth quarter of 2006, operating expenses were $687 million, up $41 million from the year-earlier period. Salaries and staff benefits increased $17 million to $388 million owing to business growth. The ratio of salaries and staff benefits to operating expenses fell 1% to 56%. Technology expenses were down $6 million and professional fees, $3 million to $43 million. Changes in these expenses depend on the completion schedule for technological development projects.

For fiscal 2006, operating expenses were up 3.6% to $2,588 million. Salaries and staff benefits rose $28 million, or 2%, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2005 to 57% in 2006. Technology expenses were up $7 million and professional fees, $9 million. The $48 million increase in other expenses resulted from, among other things, higher capital and payroll tax payments. This increase was partly offset by the reduction in communications expenses.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Income Taxes
Income taxes for the fourth quarter of 2006 totalled $44 million, representing an effective tax rate of 16.0%, compared to $72 million and an effective tax rate of 25.3% for the year-earlier period. The tax rate for the fourth quarter of 2006 was affected by the increase in tax-exempt income from securities. For fiscal 2006, income taxes amounted to $277 million, for an effective tax rate of 23.5%, as against $291 million and an effective tax rate of 24.9% for the corresponding period of 2005.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totalled $124 million for the fourth quarter of 2006, up 13% from the $110 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment grew 7% to $565 million. At Personal Banking, total revenues climbed $29 million, or 8%, owing to the $2.4 billion growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The increase in revenues stemming from higher loan volumes was accompanied by a stabilization of the net interest margin between the fourth quarter of 2005 and the fourth quarter of 2006. The improvement in the net interest margin on transaction deposits fully offset the narrower spread on credit products. The wider spread on transaction deposits resulted from the rise in interest rates during the fiscal year. Moreover, insurance revenues continued to grow primarily on the strength of gains realized on securities. Total revenues at Commercial Banking were up $8 million, or 4%, owing to the growth in net interest income because of the increase in loans and acceptances and foreign exchange revenues. The net interest margin at Commercial Banking rose slightly between the fourth quarter of 2005 and same period of 2006 thanks to the wider spread on deposits, which fully offset the narrower spread on credit products.

Operating expenses for the Personal and Commercial segment were $344 million in the fourth quarter of 2006, as against $324 million for the year-earlier period. The efficiency ratio improved to 60.9% in the quarter from 61.4% for the same quarter of 2005. The segment's provision for credit losses was reduced $5 million for a total of $33 million due to a higher recovery rate for Commercial Banking.

For fiscal 2006, the Personal and Commercial segment posted net income of $479 million, an 8% increase over the $443 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $2,173 million on growth of $92 million, or 7% at Personal Banking and $33 million, or 5%, at Commercial Banking. The efficiency ratio moved down to 61.2% in fiscal 2006 from 61.8 % for the previous year. Provisions for credit losses for the segment were increased $4 million, or 3%, for a total of $121 million. This slight increase was attributable to higher provisions at Personal Banking, primarily for credit cards, which were almost entirely offset by the higher recovery rate at Commercial Banking.

Wealth Management
Net income for the Wealth Management segment totalled $29 million in the fourth quarter of 2006, compared to $26 million for the corresponding quarter of 2005, for an increase of 12%. The segment's total revenues advanced $5 million to $210 million for the quarter ended October 31, 2006. A slowdown in the new issue market which reduced slightly on revenues for Individual Investor Services at National Bank Financial was offset by growth in private investment management and mutual funds. Operating expenses for the quarter were up $3 million, or 2%, to $163 million. The efficiency ratio dropped from 78.0% in the fourth quarter of 2005 to 77.6% this quarter.

For fiscal 2006, net income for the Wealth Management segment reached $143 million, versus $111 million for the same period of 2005, for an increase of 29%. During the fiscal year, the segment recorded a $5 million gain net of income tax following the sale of its shareholder management activities. The segment's total revenues climbed 7% to $858 million in fiscal 2006. Operating expenses edged up barely 2% to $635 million. As a result, the efficiency ratio greatly improved to 74.0% during the year from 77.3% as at October 31, 2005.

Financial Markets
The Financial Markets segment posted net income of $75 million in the fourth quarter of 2006, up $23 million or 44% from the corresponding quarter of 2005. Total revenues for the segment rose $58 million, or 24%, to $296 million. Trading revenues reached $112 million in the quarter, up $29 million from the fourth quarter of 2005. Financial market fees climbed $10 million, or 14%, on the strength of increased merger and acquisition activities. In addition, gains on securities amounted to $36 million, as against $7 million a year earlier.

Operating expenses for the quarter were $174 million, up $23 million from the fourth quarter of 2005, owing to higher compensation related to business growth and expenses associated with the acquisition of Credigy Ltd. during the year. Provisions for credit losses for the quarter were $1 million, down from $4 million in the year-earlier period.

For fiscal 2006, the segment's net income totalled $283 million, up $39 million, or 16%, over fiscal 2005. Total revenues for Financial Markets grew $78 million, or 8%, to $1,058 million. Trading revenues amounted to $352 million in 2006, for a $9 million increase versus 2005. Gains on securities represented $152 million, up from $56 million a year earlier. Given the strong equity market, gains were earned on investments and private placements. These gains were partially tempered by the decline in capital market fees during a record year when mergers and acquisitions only offset in part the reduced number of income trust IPOs. Operating expenses for fiscal 2006 were $610 million, up less than 3% from 2005. Consequently, the efficiency ratio dropped from 60.7% in 2005 to 57.7% in 2006, an improvement stemming from cost control measures and a migration of revenue streams toward activities with lower commissions. Provisions for credit losses in fiscal 2006 amounted to $4 million, half the level of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Financial Market Revenues (taxable equivalent basis [1]) (millions of dollars)	Q4 2006	Q4 2005	Fiscal 2006	Fiscal 2005
Trading revenues				
Equity	95	43	276	244
Interest rate	12	30	51	71
Commodity and foreign exchange	5	10	25	28
	112	83	352	343
Financial market fees	83	73	269	302
Gains on securities	36	7	152	56
Banking services	35	37	132	139
Other	30	38	153	140
Total	296	238	1,058	980

Other

The "Other" heading of segment results recorded a loss of $8 million for the fourth quarter of 2006, compared to net income of $19 million for the same period a year earlier. The difference was mainly attributable to a $25 million reversal ($16 million after income tax) of the general allowance in the fourth quarter of 2005. For fiscal 2006, the "Other" heading recorded a loss of $34 million, as against a gain of $57 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain ($25 million after income tax) on the disposal of investments and reversed $42 million ($27 million after income tax) of the general allowance for credit risk. In 2006, the $13 million pre-tax gain related to the MasterCard Inc. IPO partially mitigated the impact of the $20 million decline in securitization revenues.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2006, cash and cash equivalents were up $1.7 billion after having decreased by the same amount in the fourth quarter of 2005. As at October 31, 2006, cash and cash equivalents totalled $10.9 billion versus $6.3 billion a year earlier.

The increase in trading account securities explains most of the $3.2 billion required for operating activities in the fourth quarter of 2006. For the corresponding quarter of 2005, operating activities required $0.6 billion. The decline in trading account securities generated $1.6 billion, which partly reduced the funds required for the $2.1 billion increase in other items, primarily amounts in the settlement process.

Financing activities in the fourth quarter of 2006 provided cash inflows of $6.3 billion owing to a $3.9 billion increase in deposits, mostly in purchased funds, and a $1.9 billion increase in securities sold under repurchase agreements. For the fourth quarter of 2005, financing activities required cash of $2.2 billion because of the reduction in securities sold short and securities sold under repurchase agreements.

Finally, investing activities required $1.4 billion in cash flows in the fourth quarter of 2006 while in the corresponding quarter of 2005, cash flows amounting to $1.1 billion were generated for investing activities primarily because variances in securities purchased under reverse repurchase agreements.

Risk Management

Credit Risk

For the fourth quarter of 2006, the Bank recorded provisions for credit losses of $22 million. In the corresponding quarter of 2005, specific provisions of $25 million had been offset by the reversal of $25 million of the general allowance for credit risk. Provisions for credit losses for fiscal 2006 were $77 million versus $33 million for the previous fiscal year. In 2005, specific provisions of $75 million had been partially offset by the reversal of $42 million of the general allowance for credit risk.

As at October 31, 2006, gross impaired loans stood at $234 million, compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.9% at the end of the fiscal year, compared to 6.8% a year earlier. As at October 31, 2006, allowances for credit losses exceeded gross impaired loans by $192 million versus $191 million as at October 31, 2005.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2006				For the quarter ended July 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)	(3.3)	(7.6)	(4.2)	(2.4)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)	(1.6)	(1.9)	(1.3)	(0.8)
Equity	(4.2)	(6.7)	(3.9)	(2.6)	(3.8)	(4.2)	(3.4)	(2.3)
Commodity	(1.4)	(2.1)	(1.2)	(0.8)	(1.0)	(1.6)	(1.1)	(0.7)
Correlation effect [2]	5.1	8.7	5.0	2.4	4.8	7.3	4.5	2.3
Global VaR	**(5.8)**	**(9.1)**	**(5.6)**	**(4.1)**	**(4.9)**	**(8.0)**	**(5.5)**	**(3.9)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at October 31, 2006, the Bank had assets of $116.9 billion, up $8.9 billion from $108.0 billion at the end of fiscal 2005. Loans and acceptances rose $3.2 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $6.8 billion. The table below presents the main portfolios.

Average monthly volumes (millions of dollars)	October 2006	October 2005
Loans and acceptances*		
Residential mortgages	21,461	20,728
Consumer loans	9,553	8,283
Credit card receivables	1,743	1,707
SME loans	15,091	14,182
Corporate loans	3,885	3,216
	51,733	48,116
Deposits		
Personal (balance)	29,164	26,385
Off-balance sheet personal savings (balance)	70,164	63,262
Business	12,035	11,103

* including securitized assets

Residential mortgage loans rose steadily to October 31, 2006, reaching $21.5 billion as against $20.7 billion in the year-earlier period. Consumer loans climbed 15% to $9.6 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.7 billion as at October 31, 2006. Business loans continued to grow, with average SME loan volumes up 6% year over year, to $15.1 billion as at October 31, 2006. Average volumes of corporate loans, for their part, rose $669 million to $3.9 billion.

Personal deposits stood at $29.2 billion as at October 31, 2006, up $2.8 billion or 11% from the year-earlier period, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2006 totalled $70.2 billion, an increase of $6.9 billion or 11% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the fiscal year ended October 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0%, respectively, as at October 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million in subordinated debentures issued on November 2, 2005 and 2006. During fiscal 2006, the Bank issued $225 million in innovative capital instruments and repurchased 5.1 million common shares for a total of $309 million as part of normal course issuer bids. Risk-weighted assets rose $1.1 billion during the fiscal year because of higher loan volumes and increased liquidities.

Dividends

At its meeting on November 30, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 4 cent increase in the dividend to 54 cents per common share, payable on February 1, 2007 to shareholders of record on December 28, 2006.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

				2006				2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	**$984**	$933	$949	$979	$931	$889	$900	$983	**$3,845**	$3,703
Net income	**220**	220	214	217	207	207	202	239	**871**	855
Earnings per share										
Basic	**1.33**	1.32	1.29	1.28	1.22	1.20	1.17	1.39	**5.22**	4.98
Diluted	**1.31**	1.30	1.26	1.26	1.20	1.18	1.15	1.37	**5.13**	4.90
Dividends per common share	**0.50**	0.50	0.48	0.48	0.44	0.44	0.42	0.42	**1.96**	1.72
Return on common shareholders' equity	**19.7%**	20.2%	20.4%	19.9%	19.4%	19.6%	19.9%	23.6%	**20.1%**	20.7%
Total assets	**$116,885**	$108,645	$111,183	$105,276	$107,970	$110,593	$99,917	$91,703		
Impaired loans, net	**116**	98	111	113	117	114	119	134		
Per common share										
Book value	**27.17**	26.57	25.77	25.72	25.39	24.70	24.19	23.97		
Stock trading range										
High	**62.86**	62.69	65.60	63.90	61.47	58.21	55.24	49.75		
Low	**58.26**	56.14	61.35	58.35	55.87	51.60	48.72	46.39		

Highlights

(unaudited)	Quarter ended October 31 2006	Quarter ended October 31 2005	% Change	Fiscal year ended October 31 2006	Fiscal year ended October 31 2005	% Change
Operating results						
(millions of dollars)						
Total revenues	**$984**	$931	6	**$3,845**	$3,703	4
Net income	**220**	207	6	**871**	855	2
Return on common shareholders' equity	**19.7%**	19.4%		**20.1%**	20.7%	
Per common share						
Earnings - basic	**$1.33**	$1.22	9	**$5.22**	$4.98	5
Earnings - diluted	**1.31**	1.20	9	**5.13**	4.90	5
Dividends declared	**0.50**	0.44	14	**1.96**	1.72	14
Book value				**27.17**	25.39	7
Stock trading range						
High	**62.86**	61.47		**65.60**	61.47	
Low	**58.26**	55.87		**56.14**	46.39	
Close	**61.25**	59.14		**61.25**	59.14	

Financial position (millions of dollars)	October 31 2006	October 31 2005	
Total assets	**$116,885**	$107,970	8
Loans and acceptances	**50,488**	47,311	7
Deposits	**71,989**	62,219	16
Subordinated debentures and shareholders' equity	**6,237**	5,699	9
Capital ratios - BIS			
Tier 1	**9.9%**	9.6%	
Total[1]	**14.0%**	12.8%	
Impaired loans, net of specific and general allowances	**(192)**	(191)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**228,749**	221,132	
Total personal savings	**99,328**	89,647	
Interest coverage	**14.11**	12.71	
Asset coverage	**4.01**	4.73	
Other information			
Number of employees	**16,972**	16,890	-
Number of branches in Canada	**451**	457	(1)
Number of banking machines	**801**	788	2

[1] Taking into account the issuances of $500 million of subordinated debentures on November 2, 2006 and 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended October 31 2006	July 31 2006	October 31 2005	Fiscal year ended October 31 2006	October 31 2005
Interest income					
Loans	720	687	568	2,648	2,122
Securities	260	236	189	960	739
Deposits with financial institutions	96	83	67	314	193
	1,076	1,006	824	3,922	3,054
Interest expense					
Deposits	558	433	265	1,877	1,109
Subordinated debentures	21	23	21	90	100
Other	192	142	134	663	404
	771	598	420	2,630	1,613
Net interest income	305	408	404	1,292	1,441
Other income					
Financial market fees	167	139	166	629	682
Deposit and payment service charges	53	53	52	208	201
Trading revenues (losses)	88	(39)	12	317	192
Gains on investment account securities, net	50	60	4	180	91
Card service revenues	16	17	14	61	63
Lending fees	57	69	65	251	246
Acceptances, letters of credit and guarantee	17	19	15	68	61
Securitization revenues	58	38	51	175	194
Foreign exchange revenues	26	25	20	98	76
Trust services and mutual funds	77	83	74	324	281
Other	70	61	54	242	175
	679	525	527	2,553	2,262
Total revenues	984	933	931	3,845	3,703
Provision for credit losses	22	16	-	77	33
	962	917	931	3,768	3,670
Operating expenses					
Salaries and staff benefits	388	354	371	1,479	1,451
Occupancy	41	41	42	164	160
Technology	94	97	100	387	380
Communications	19	18	22	74	81
Professional fees	43	40	46	145	136
Other	102	84	65	339	291
	687	634	646	2,588	2,499
Income before income taxes and non-controlling interest	275	283	285	1,180	1,171
Income taxes	44	58	72	277	291
	231	225	213	903	880
Non-controlling interest	11	5	6	32	25
Net income	220	220	207	871	855
Dividends on preferred shares	5	6	5	21	26
Net income available to common shareholders	215	214	202	850	829
Number of common shares outstanding (thousands)					
Average - basic	161,969	161,927	165,176	162,851	166,382
Average - diluted	164,599	164,512	167,939	165,549	168,964
End of period	161,512	161,918	165,335	161,512	165,335
Earnings per common share (dollars)					
Basic	1.33	1.32	1.22	5.22	4.98
Diluted	1.31	1.30	1.20	5.13	4.90
Dividends per common share (dollars)	0.50	0.50	0.44	1.96	1.72

Consolidated Balance Sheet

(unaudited) (millions of dollars)	October 31 2006	July 31 2006	October 31 2005
ASSETS			
Cash	268	257	227
Deposits with financial institutions	10,611	9,029	10,087
Securities			
Investment account	6,814	7,865	6,869
Trading account	31,864	27,555	26,183
	38,678	35,420	33,052
Securities purchased under reverse repurchase agreements	7,592	5,954	7,023
Loans (Notes 3, 4 and 5)			
Residential mortgage	15,230	15,440	15,677
Personal and credit card	11,280	10,961	9,796
Business and government	20,679	19,946	19,047
	47,189	46,347	44,520
Allowance for credit losses	(426)	(424)	(451)
	46,763	45,923	44,069
Other			
Customers' liability under acceptances	3,725	3,598	3,242
Fair value of trading derivative financial instruments	2,269	2,438	2,390
Premises and equipment	383	355	355
Goodwill	683	686	662
Intangible assets	177	177	178
Other assets	5,736	4,808	6,685
	12,973	12,062	13,512
	116,885	108,645	107,970
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	29,164	29,178	26,385
Business and government	33,998	29,097	29,878
Deposit-taking institutions	8,602	9,594	5,956
Deposit from NBC Capital Trust (Note 6)	225	225	-
	71,989	68,094	62,219
Other			
Acceptances	3,725	3,598	3,242
Obligations related to securities sold short	15,621	14,864	15,504
Securities sold under repurchase agreements	9,517	7,620	12,915
Fair value of trading derivative financial instruments	1,646	1,623	1,846
Other liabilities	7,574	6,023	6,058
	38,083	33,728	39,565
Subordinated debentures (Note 7)	1,449	1,599	1,102
Non-controlling interest	576	522	487
Shareholders' equity			
Preferred shares (Note 9)	400	400	400
Common shares (Note 9)	1,566	1,563	1,565
Contributed surplus (Note 10)	21	19	13
Unrealized foreign currency translation adjustments	(92)	(82)	(26)
Retained earnings	2,893	2,802	2,645
	4,788	4,702	4,597
	116,885	108,645	107,970

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Fiscal year ended October 31	
	2006	2005
Preferred shares at beginning	**400**	375
Issuance of preferred shares, Series 16	**-**	200
Redemption of preferred shares, Series 13 for cancellation	**-**	(175)
Preferred shares at end	**400**	400
Common shares at beginning	**1,565**	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	**15**	12
Stock Option Plan	**35**	46
Repurchase of common shares for cancellation (Note 9)	**(48)**	(39)
Impact of shares acquired or sold for trading purposes	**(1)**	1
Common shares at end	**1,566**	1,565
Contributed surplus at beginning	**13**	7
Stock option expense (Note 10)	**12**	6
Stock options exercised	**(4)**	-
Contributed surplus at end	**21**	13
Unrealized foreign currency translation adjustments at beginning	**(26)**	(10)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(66)**	(16)
Unrealized foreign currency translation adjustments at end	**(92)**	(26)
Retained earnings at beginning	**2,645**	2,287
Net income	**871**	855
Impact of initial adoption of AcG-15	**-**	1
Dividends		
Preferred shares	**(21)**	(26)
Common shares	**(320)**	(286)
Premium paid on common shares repurchased for cancellation (Note 9)	**(261)**	(185)
Other adjustments, net of income taxes	**(21)**	(1)
Retained earnings at end	**2,893**	2,645
Shareholders' equity	**4,788**	4,597

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended October 31		Fiscal year ended October 31	
	2006	2005	**2006**	2005
Cash flows from operating activities				
Net income	**220**	207	**871**	855
Adjustments for:				
Provision for credit losses	**22**	-	**77**	33
Amortization of premises and equipment	**21**	16	**69**	63
Future income taxes	**9**	1	**21**	(31)
Translation adjustment on foreign currency subordinated debentures	**-**	(12)	**(3)**	(11)
Gains on sale of investment account securities, net	**(50)**	(4)	**(180)**	(91)
Gains on asset securitization and other transfers of receivables, net	**(35)**	(36)	**(97)**	(125)
Stock option expense	**4**	1	**12**	6
Change in interest payable	**127**	(35)	**185**	(73)
Change in interest and dividends receivable	**(108)**	(154)	**(45)**	11
Change in income taxes payable	**(62)**	(2)	**33**	6
Change in net fair value amounts of trading derivative financial instruments	**192**	(86)	**(79)**	(195)
Change in trading account securities	**(4,309)**	1,562	**(5,681)**	(5,622)
Change in other items	**740**	(2,080)	**2,414**	(2,143)
	(3,229)	(622)	**(2,403)**	(7,317)
Cash flows from financing activities				
Change in deposits	**3,895**	931	**9,545**	8,492
Issuance of deposit from NBC Capital Trust	**-**	-	**225**	-
Issuance of subordinated debentures	**-**	-	**500**	350
Repurchase of subordinated debentures	**(150)**	-	**(150)**	(350)
Issuance of common shares	**9**	8	**50**	58
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(34)**	(175)	**(309)**	(224)
Repurchase of preferred shares for cancellation	**-**	-	**-**	(175)
Dividends paid on common shares	**(80)**	(73)	**(311)**	(278)
Dividends paid on preferred shares	**(5)**	(8)	**(21)**	(27)
Change in obligations related to securities sold short	**757**	(1,272)	**117**	5,300
Change in securities sold under repurchase agreements	**1,897**	(1,611)	**(3,398)**	4,733
Change in other items	**(19)**	(16)	**(78)**	(19)
	6,270	(2,216)	**6,170**	18,060
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**70**	25	**4,028**	(3,594)
Change in loans (excluding securitization)	**(1,682)**	(1,023)	**(5,092)**	(6,559)
Proceeds from securitization of assets and other transfers of receivables	**820**	848	**2,321**	3,069
Maturity of securitized assets	**-**	-	**-**	(706)
Purchases of investment account securities	**(25,333)**	(31,378)	**(126,404)**	(52,611)
Sales of investment account securities	**26,434**	31,458	**126,639**	53,327
Change in securities purchased under reverse repurchase agreements	**(1,638)**	1,247	**(569)**	(2,527)
Consolidation of assets on initial adoption of AcG-15	**-**	-	**-**	(132)
Net acquisitions of premises and equipment	**(49)**	(26)	**(97)**	(67)
	(1,378)	1,146	**826**	(9,800)
Increase (decrease) in cash and cash equivalents	**1,663**	(1,692)	**4,593**	943
Cash and cash equivalents at beginning	**9,206**	7,968	**6,276**	5,333
Cash and cash equivalents at end	**10,869**	6,276	**10,869**	6,276
Cash and cash equivalents				
Cash	**268**	227	**268**	227
Deposits with financial institutions	**10,611**	10,087	**10,611**	10,087
Less: Amount pledged as collateral	**(10)**	(4,038)	**(10)**	(4,038)
	10,869	6,276	**10,869**	6,276
Supplementary information				
Interest paid	**644**	455	**2,445**	1,686
Income taxes paid	**95**	58	**217**	243

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes. The Bank will complete its assessment of the impact these new standards will have on its consolidated financial statements once the transition rules are adopted.

3. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net balance
October 31, 2006				
Residential mortgage	**15,230**	**13**	**2**	**11**
Personal and credit card	**11,280**	**36**	**16**	**20**
Business and government	**20,679**	**185**	**100**	**85**
	47,189	**234**	**118**	**116**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(192)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	19,047	215	123	92
	44,520	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4. Allowance for Credit Losses

The changes made to allowances during the fiscal years are as follows:

	Specific allowances	General allowance	2006	Specific allowances	General allowance	2005
Allowances at beginning	**143**	**308**	**451**	228	350	578
Provisions for credit losses	**77**	**–**	**77**	75	(42)	33
Write-offs	**(166)**	**–**	**(166)**	(215)	-	(215)
Recoveries	**64**	**–**	**64**	55	-	55
Allowances at end	**118**	**308**	**426**	143	308	451

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

5. Transfers of Receivables

Securitization transactions

CMHC-insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization operations for the quarter ended:	October 31, 2006	July 31, 2006	October 31, 2005
	Mortgage loans	Mortgage loans	Mortgage loans
Net cash proceeds	820	324	710
Retained interests	25	7	25
Retained servicing liability	(5)	(2)	(4)
	840	329	731
Receivables securitized and sold	821	328	713
Gain before income taxes, net of transaction fees	19	1	18
Mortgage-backed securities created and retained included in the item "Securities – investment account"	78	43	195

Securitization operations for fiscal year ended:	October 31, 2006	October 31, 2005	
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	2,180	1,845	795
Retained interests	63	79	21
Retained servicing liability	(13)	(11)	(4)
	2,230	1,913	812
Receivables securitized and sold	2,200	1,854	800
Gain before income taxes, net of transaction fees	30	59	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	674	276	–

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended October 31, 2006 were as follows:

Key assumptions – mortgage loans	2006
Weighted average term (months)	30.1
Prepayment rate	20.0 %
Excess spread, net of credit losses	1.3 %
Expected credit losses	–
Discount rate	4.1 %

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income – Other." The following table summarizes the other transfers carried out by the Bank:

	Fiscal year ended	
	October 31, 2006	October 31, 2005
Net cash proceeds	141	429
Insured and uninsured mortgage loans sold	140	431
Gain (loss) before income taxes	1	(2)

6. Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the consolidated balance sheet of the Bank under "Deposits."

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the Bankers' Acceptance Rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent of Financial Institutions (the "Superintendent"), or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

Failure by the Bank to make payment or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG – 15). Although, the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits."

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

6. Deposit from NBC Capital Trust (cont.)

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares, or if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at October 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualify as Tier 1 capital.

7. Subordinated Debentures

During the fiscal year ended October 31, 2006, the Bank issued $500 million of subordinated debentures under its Canadian Medium Term Note Program, that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year. The Bank also redeemed a subordinated debenture in the amount of $150 million, maturing on October 17, 2011, at a rate of 7.50%.

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at an annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

During fiscal 2001, the Bank redeemed a subordinated debenture convertible into common shares for a total consideration of $65 million. As a result of this transaction, a $28 million loss, net of the $17 million in income taxes, was recognized in retained earnings. In 2006, $10 million in income taxes was recognized in retained earnings in order to record the portion not eligible for tax purposes.

8. Pension and Other Employee Future Benefits

	Quarter ended			Fiscal year ended	
	October 31 2006	July 31 2006	October 31 2005	October 31 2006	October 31 2005
Pension benefit expense	15	15	13	59	51
Other employee future benefit expense	3	2	2	10	6

9. Capital Stock

Shares outstanding and dividends as at October 31, 2006		Shares	Annual dividends
	Number of shares	$	$
First preferred shares			
Series 15	8,000,000	200	12
Series 16	8,000,000	200	9
	16,000,000	400	21
Common shares	161,512,351	1,566	320
		1,966	341

Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at October 31, 2006, the Bank completed the repurchase of 5,055,520 common shares (4,178,900 in 2005) at a cost of $309 million ($224 million in 2005), which reduced common share capital by $48 million ($39 million in 2005) and retained earnings by $261 million ($185 million in 2005).

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

10. Stock-Based Compensation

Stock Option Plan

During the fiscal year ended October 31, 2006, the Bank awarded 943,200 stock options (1,468,260 in 2005) at a fair value of $12.81 ($9.70 in 2005).

As at October 31, 2006, a total of 5,391,912 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

	Fiscal year ended	
	October 31, 2006	October 31, 2005
Risk-free interest rate	**4.18 %**	4.05 %
Expected life of the options	**6 years**	6 years
Expected volatility	**24 %**	27 %
Expected dividend yield	**5 %**	5 %

The following table presents the compensation expense recorded for the stock options:

	Quarter ended			Fiscal year ended	
	October 31, 2006	July 31, 2006	October 31, 2005	**October 31, 2006**	October 31, 2005
Bank stock options	**4**	2	2	**12**	6

Stock Appreciation Rights (SAR) Plan

During the fiscal year ended October 31, 2006, the Bank awarded 5,400 SARs. As at October 31, 2006, a total of 306,800 SARs were outstanding.

Deferred Stock Unit (DSU) Plan

During the fiscal year ended October 31, 2006, the Bank awarded 32,911 DSUs. As at October 31, 2006, a total of 219,047 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)

During the fiscal year ended October 31, 2006, the Bank awarded 117,654 RSUs. As at October 31, 2006, a total of 163,538 RSUs were outstanding.

11. Acquisition – Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $57 million, including direct acquisition costs.

The assets acquired totalled $109 million while the liabilities assumed, including non-controlling interest, were about $73 million. The excess of the purchase price over the estimated fair value of net assets of $21 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted once the Bank has completed its valuation of the assets acquired and liabilities assumed.

An additional cash consideration of up to $19 million could be paid over the next three years, provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

12. Segment Disclosures

Quarter ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [1]	354	333	32	28	28	129	(109)	(86)	305	404
Other income [1]	211	195	178	177	268	109	22	46	679	527
Total revenues	565	528	210	205	296	238	(87)	(40)	984	931
Operating expenses	344	324	163	160	174	151	6	11	687	646
Contribution	221	204	47	45	122	87	(93)	(51)	297	285
Provision for credit losses	33	38	-	-	1	4	(12)	(42)	22	-
Income before income taxes and non-controlling interest	188	166	47	45	121	83	(81)	(9)	275	285
Income taxes [1]	64	56	16	19	41	31	(77)	(34)	44	72
Non-controlling interest	-	-	2	-	5	-	4	6	11	6
Net income (net loss)	124	110	29	26	75	52	(8)	19	220	207
Average assets	48,358	45,509	561	885	72,185	58,937	(11,696)	(6,401)	109,408	98,930

Fiscal year ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [2]	1,367	1,299	121	101	141	309	(337)	(268)	1,292	1,441
Other income [2]	806	749	737	702	917	671	93	140	2,553	2,262
Total revenues	2,173	2,048	858	803	1,058	980	(244)	(128)	3,845	3,703
Operating expenses	1,329	1,265	635	621	610	595	14	18	2,588	2,499
Contribution	844	783	223	182	448	385	(258)	(146)	1,257	1,204
Provision for credit losses	121	117	-	-	4	8	(48)	(92)	77	33
Income before income taxes and non-controlling interest	723	666	223	182	444	377	(210)	(54)	1,180	1,171
Income taxes [2]	244	223	74	68	152	132	(193)	(132)	277	291
Non-controlling interest	-	-	6	3	9	1	17	21	32	25
Net income (net loss)	479	443	143	111	283	244	(34)	57	871	855
Average assets	47,379	43,956	830	882	67,839	51,809	(9,775)	(5,745)	106,273	90,902

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $62 million ($26 million in 2005) and other income by $32 million ($8 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the fiscal year ended October 31, 2006, net interest income was grossed up by $122 million ($90 million in 2005) and other income by $77 million ($60 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2006-2007

First quarter	March 1, 2007
Second quarter	May 31, 2007
Third quarter	August 30, 2007
Fourth quarter	November 29, 2007

DISCLOSURE OF 4th QUARTER AND FISCAL 2006 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **November 30, 2006 at 1:00 p.m. ET.**
- Access by telephone in listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until December 7, 2006 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3201142#**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: **service@computershare.com**
Website: **www.computershare.com**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least **$500** per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

www.nbc.ca/investorrelations

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management," "Risk Management Framework," "Credit Risk Management," "Market Risk Management," "Liquidity Risk Management," "Operational Risk Management," and "Factors that could affect future results" in the 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Operating Results

November 30, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter of fiscal 2006 and the unaudited consolidated financial statements for fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at* www.nbc.ca.

Analysis of Results

Consolidated Results

National Bank recorded net income of $220 million in the fourth quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income increased $29 million or 15%. For fiscal 2006, the Bank posted record net income of $871 million, an increase of $16 million over 2005. Had it not been for specified items, i.e., the gain related to the IPO of MasterCard Inc., of which the Bank is a shareholder, the net gain on the sale of shareholder management activities in 2006, and the gain on the disposal of investments in South America and the reduction in the general allowance in 2005, net income would have risen $54 million, or 7%, over the preceding year.

Diluted earnings per share amounted to $1.31 in the fourth quarter of 2006, up 9% from $1.20 for the same period of 2005. Excluding the reduction in the general allowance in the fourth quarter of 2005, diluted earnings per share increased 19%. Diluted earnings per share in fiscal 2006 were $5.13, up 5%. Excluding specified items, diluted earnings per share grew 10% from period to period to $5.05.

Return on common shareholders' equity was 19.7% in the fourth quarter, 30 basis points higher than for the year-earlier period. For fiscal 2006, return on equity stood at 20.1%, compared to 20.7% in 2005.

Total Revenues

The Bank's total revenues rose 6% in the fourth quarter of 2006 to reach $984 million, as against $931 million in the fourth quarter of 2005. Personal and Commercial net interest income advanced $21 million, or 6.3%, to stand at $354 million for the quarter, owing to higher loan and deposit volumes. This increase was accompanied by an ongoing improvement in the net interest margin as it returned to its fourth quarter 2005 level – a trend that began in the second quarter. Over the past few quarters, the widening of the spread on deposits has completely offset the narrowing of the spread on loans.

Other income in the fourth quarter totalled $679 million, versus $527 million for the corresponding quarter of 2005. Financial market fees amounted to $167 million for the quarter, an increase of $1 million over the same period of 2005. The modest decline in retail brokerage activities was fully offset by business growth in the Financial Markets institutional group.

Trading revenues, recorded in both net interest income and other income, rose $22 million from the fourth quarter of 2005 to the same quarter of 2006. Gains on investment account securities stood at $50 million for the quarter, as against $4 million for the year-earlier period. Two thirds of the increase stemmed from financial market activities. Revenues from mutual funds and trust services climbed $3 million from the fourth quarter of 2005 to reach $77 million in the fourth quarter of 2006, mainly on the strength of growth in private investment management and mutual funds.

Aside from these items, the increase in other income in the fourth quarter was derived from securitization revenues, which grew $7 million, foreign exchange revenues, which were up $6 million, and other revenues, which climbed $16 million. Commissions on loans and bankers' acceptances, on the other hand, were down $6 million to $74 million.

Total revenues grew 3.8% during fiscal 2006 to reach $3,845 million, versus $3,703 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $68 million, or 5.2%, to $1,367 million in fiscal 2006. This advance was driven by the 8% growth in loans, which was, however, partly offset by a 7-basis-point narrowing of the spread. Compared to the same period of 2005, trading revenues rose $5 million to $364 million; gains on securities, $89 million to $180 million, including the gain related to the MasterCard Inc. IPO; and revenues from trust services and mutual funds, $43 million to $324 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $94 million. Securitization revenues declined $19 million to $175 million and financial market fees decreased $53 million to $629 million.

Operating Expenses
In the fourth quarter of 2006, operating expenses were $687 million, up $41 million from the year-earlier period. Salaries and staff benefits increased $17 million to $388 million owing to business growth. The ratio of salaries and staff benefits to operating expenses fell 1% to 56%. Technology expenses were down $6 million and professional fees, $3 million to $43 million. Changes in these expenses depend on the completion schedule for technological development projects.

For fiscal 2006, operating expenses were up 3.6% to $2,588 million. Salaries and staff benefits rose $28 million, or 2%, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2005 to 57% in 2006. Technology expenses were up $7 million and professional fees, $9 million. The $48 million increase in other expenses resulted from, among other things, higher capital and payroll tax payments. This increase was partly offset by the reduction in communications expenses.

Income Taxes
Income taxes for the fourth quarter of 2006 totalled $44 million, representing an effective tax rate of 16.0%, compared to $72 million and an effective tax rate of 25.3% for the year-earlier period. The tax rate for the fourth quarter of 2006 was affected by the increase in tax-exempt income from securities. For fiscal 2006, income taxes amounted to $277 million, for an effective tax rate of 23.5%, as against $291 million and an effective tax rate of 24.9% for the corresponding period of 2005.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totalled $124 million for the fourth quarter of 2006, up 13% from the $110 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment grew 7% to $565 million. At Personal Banking, total revenues climbed $29 million, or 8%, owing to the $2.4 billion growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The increase in revenues stemming from higher loan volumes was accompanied by a stabilization of the net interest margin between the fourth quarter of 2005 and the fourth quarter of 2006. The improvement in the net interest margin on transaction deposits fully offset the narrower spread on credit products. The wider spread on transaction deposits resulted from the rise in interest rates during the fiscal year. Moreover, insurance revenues continued to grow primarily on the strength of gains realized on securities. Total revenues at Commercial Banking were up $8 million, or 4%, owing to the growth in net interest income because of the increase in loans and acceptances and foreign exchange revenues.

The net interest margin at Commercial Banking rose slightly between the fourth quarter of 2005 and same period of 2006 thanks to the wider spread on deposits, which fully offset the narrower spread on credit products.

Operating expenses for the Personal and Commercial segment were $344 million in the fourth quarter of 2006, as against $324 million for the year-earlier period. The efficiency ratio improved to 60.9% in the quarter from 61.4% for the same quarter of 2005. The segment's provision for credit losses was reduced $5 million for a total of $33 million due to a higher recovery rate for Commercial Banking.

For fiscal 2006, the Personal and Commercial segment posted net income of $479 million, an 8% increase over the $443 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $2,173 million on growth of $92 million, or 7% at Personal Banking and $33 million, or 5%, at Commercial Banking. The efficiency ratio moved down to 61.2% in fiscal 2006 from 61.8 % for the previous year. Provisions for credit losses for the segment were increased $4 million, or 3%, for a total of $121 million. This slight increase was attributable to higher provisions at Personal Banking, primarily for credit cards, which were almost entirely offset by the higher recovery rate at Commercial Banking.

Wealth Management

Net income for the Wealth Management segment totalled $29 million in the fourth quarter of 2006, compared to $26 million for the corresponding quarter of 2005, for an increase of 12%. The segment's total revenues advanced $5 million to $210 million for the quarter ended October 31, 2006. A slowdown in the new issue market which reduced slightly on revenues for Individual Investor Services at National Bank Financial was offset by growth in private investment management and mutual funds. Operating expenses for the quarter were up $3 million, or 2%, to $163 million. The efficiency ratio dropped from 78.0% in the fourth quarter of 2005 to 77.6% this quarter.

For fiscal 2006, net income for the Wealth Management segment reached $143 million, versus $111 million for the same period of 2005, for an increase of 29%. During the fiscal year, the segment recorded a $5 million gain net of income tax following the sale of its shareholder management activities. The segment's total revenues climbed 7% to $858 million in fiscal 2006. Operating expenses edged up barely 2% to $635 million. As a result, the efficiency ratio greatly improved to 74.0% during the year from 77.3% as at October 31, 2005.

Financial Markets

The Financial Markets segment posted net income of $75 million in the fourth quarter of 2006, up $23 million or 44% from the corresponding quarter of 2005. Total revenues for the segment rose $58 million, or 24%, to $296 million. Trading revenues reached $112 million in the quarter, up $29 million from the fourth quarter of 2005. Financial market fees climbed $10 million, or 14%, on the strength of increased merger and acquisition activities. In addition, gains on securities amounted to $36 million, as against $7 million a year earlier.

Operating expenses for the quarter were $174 million, up $23 million from the fourth quarter of 2005, owing to higher compensation related to business growth and expenses associated with the acquisition of Credigy Ltd. during the year. Provisions for credit losses for the quarter were $1 million, down from $4 million in the year-earlier period.

For fiscal 2006, the segment's net income totalled $283 million, up $39 million, or 16%, over fiscal 2005. Total revenues for Financial Markets grew $78 million, or 8%, to $1,058 million. Trading revenues amounted to $352 million in 2006, for a $9 million increase versus 2005. Gains on securities represented $152 million, up from $56 million a year earlier. Given the strong equity market, gains were earned on investments and private placements.

These gains were partially tempered by the decline in capital market fees during a record year when mergers and acquisitions only offset in part the reduced number of income trust IPOs. Operating expenses for fiscal 2006 were $610 million, up less than 3% from 2005. Consequently, the efficiency ratio dropped from 60.7% in 2005 to 57.7% in 2006, an improvement stemming from cost control measures and a migration of revenue streams toward activities with lower commissions. Provisions for credit losses in fiscal 2006 amounted to $4 million, half the level of the previous fiscal year.

Financial Market Revenues

(taxable equivalent basis[(1)]) *(millions of dollars)*	Q4 2006	Q4 2005	Fiscal 2006	Fiscal 2005
Trading revenues				
Equity	95	43	276	244
Interest rate	12	30	51	71
Commodity and foreign exchange	5	10	25	28
	112	**83**	**352**	**343**
Financial market fees	83	73	269	302
Gains on securities	36	7	152	56
Banking services	35	37	132	139
Other	30	38	153	140
Total	**296**	**238**	**1,058**	**980**

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Other

The "Other" heading of segment results recorded a loss of $8 million for the fourth quarter of 2006, compared to net income of $19 million for the same period a year earlier. The difference was mainly attributable to a $25 million reversal ($16 million after income tax) of the general allowance in the fourth quarter of 2005. For fiscal 2006, the "Other" heading recorded a loss of $34 million, as against a gain of $57 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain ($25 million after income tax) on the disposal of investments and reversed $42 million ($27 million after income tax) of the general allowance for credit risk. In 2006, the $13 million pre-tax gain related to the MasterCard Inc. IPO partially mitigated the impact of the $20 million decline in securitization revenues.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2006, cash and cash equivalents were up $1.7 billion after having decreased by the same amount in the fourth quarter of 2005. As at October 31, 2006, cash and cash equivalents totalled $10.9 billion versus $6.3 billion a year earlier.

The increase in trading account securities explains most of the $3.2 billion required for operating activities in the fourth quarter of 2006. For the corresponding quarter of 2005, operating activities required $0.6 billion. The decline in trading account securities generated $1.6 billion, which partly reduced the funds required for the $2.1 billion increase in other items, primarily amounts in the settlement process.

Financing activities in the fourth quarter of 2006 provided cash inflows of $6.3 billion owing to a $3.9 billion increase in deposits, mostly in purchased funds, and a $1.9 billion increase in securities sold under repurchase agreements. For the fourth quarter of 2005, financing activities required cash of $2.2 billion because of the reduction in securities sold short and securities sold under repurchase agreements.

Finally, investing activities required $1.4 billion in cash flows in the fourth quarter of 2006 while in the corresponding quarter of 2005, cash flows amounting to $1.1 billion were generated for investing activities primarily because variances in securities purchased under reverse repurchase agreements.

Risk Management

Credit Risk

For the fourth quarter of 2006, the Bank recorded provisions for credit losses of $22 million. In the corresponding quarter of 2005, specific provisions of $25 million had been offset by the reversal of $25 million of the general allowance for credit risk. Provisions for credit losses for fiscal 2006 were $77 million versus $33 million for the previous fiscal year. In 2005, specific provisions of $75 million had been partially offset by the reversal of $42 million of the general allowance for credit risk.

As at October 31, 2006, gross impaired loans stood at $234 million, compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.9% at the end of the fiscal year, compared to 6.8% a year earlier. As at October 31, 2006, allowances for credit losses exceeded gross impaired loans by $192 million versus $191 million as at October 31, 2005.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2006				For the quarter ended July 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)	(3.3)	(7.6)	(4.2)	(2.4)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)	(1.6)	(1.9)	(1.3)	(0.8)
Equity	(4.2)	(6.7)	(3.9)	(2.6)	(3.8)	(4.2)	(3.4)	(2.3)
Commodity	(1.4)	(2.1)	(1.2)	(0.8)	(1.0)	(1.6)	(1.1)	(0.7)
Correlation effect [2]	5.1	8.7	5.0	2.4	4.8	7.3	4.5	2.3
Global VaR	(5.8)	(9.1)	(5.6)	(4.1)	(4.9)	(8.0)	(5.5)	(3.9)

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at October 31, 2006, the Bank had assets of $116.9 billion, up $8.9 billion from $108.0 billion at the end of fiscal 2005. Loans and acceptances rose $3.2 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $6.8 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**October 2006**	October 2005
Loans and acceptances*		
Residential mortgages	21,461	20,728
Consumer loans	9,553	8,283
Credit card receivables	1,743	1,707
SME loans	15,091	14,182
Corporate loans	3,885	3,216
	51,733	**48,116**
Deposits		
Personal (balance)	29,164	26,385
Off-balance sheet personal savings (balance)	70,164	63,262
Business	12,035	11,103

*including securitized assets

Residential mortgage loans rose steadily to October 31, 2006, reaching $21.5 billion as against $20.7 billion in the year-earlier period. Consumer loans climbed 15% to $9.6 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.7 billion as at October 31, 2006. Business loans continued to grow, with average SME loan volumes up 6% year over year, to $15.1 billion as at October 31, 2006. Average volumes of corporate loans, for their part, rose $669 million to $3.9 billion.

Personal deposits stood at $29.2 billion as at October 31, 2006, up $2.8 billion or 11% from the year-earlier period, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2006 totalled $70.2 billion, an increase of $6.9 billion or 11% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the fiscal year ended October 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0%, respectively, as at October 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million in subordinated debentures issued on November 2, 2005 and 2006. During fiscal 2006, the Bank issued $225 million in innovative capital instruments and repurchased 5.1 million common shares for a total of $309 million as part of normal course issuer bids. Risk-weighted assets rose $1.1 billion during the fiscal year because of higher loan volumes and increased liquidities.

Dividends

At its meeting on November 30, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 4 cent increase in the dividend to 54 cents per common share, payable on February 1, 2007 to shareholders of record on December 28, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006				2005				2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	$984	$933	$949	$979	$931	$889	$900	$983	$3,845	$3,703
Net income	220	220	214	217	207	207	202	239	871	855
Earnings per share										
Basic	1.33	1.32	1.29	1.28	1.22	1.20	1.17	1.39	5.22	4.98
Diluted	1.31	1.30	1.26	1.26	1.20	1.18	1.15	1.37	5.13	4.90
Dividends per common share	0.50	0.50	0.48	0.48	0.44	0.44	0.42	0.42	1.96	1.72
Return on common shareholders' equity	19.7 %	20.2 %	20.4 %	19.9 %	19.4 %	19.6 %	19.9 %	23.6 %	20.1 %	20.7 %
Total assets	$118,685	$108,645	$111,183	$105,278	$107,970	$110,593	$99,917	$91,703		
Impaired loans, net	116	93	111	113	117	114	119	134		
Per common share										
Book value	27.17	26.57	25.77	25.72	25.39	24.70	24.19	23.97		
Stock trading range										
High	62.86	62.69	65.60	63.90	61.47	58.21	55.24	49.75		
Low	58.26	56.14	61.35	58.35	55.87	51.60	48.72	46.39		

Highlights

(unaudited)	Quarter ended October 31			Fiscal year ended October 31		
	2006	2005	% Change	2006	2005	% Change
Operating results						
(millions of dollars)						
Total revenues	$984	$931	6	$3,845	$3,703	4
Net income	220	207	6	871	855	2
Return on common shareholders' equity	19.7 %	19.4 %		20.1 %	20.7 %	
Per common share						
Earnings - basic	$1.33	$1.22	9	$5.22	$4.98	5
Earnings - diluted	1.31	1.20	9	5.13	4.90	5
Dividends declared	0.50	0.44	14	1.96	1.72	14
Book value				27.17	25.39	7
Stock trading range						
High	62.88	61.47		65.60	61.47	
Low	58.26	55.87		56.14	46.39	
Close	61.25	59.14		61.25	59.14	
Financial position				October 31 2006	October 31 2005	
(millions of dollars)						
Total assets				$116,885	$107,970	8
Loans and acceptances				50,488	47,311	7
Deposits				71,989	62,219	16
Subordinated debentures and shareholders' equity				6,237	5,699	9
Capital ratios - BIS						
Tier 1				9.9 %	9.6 %	
Total[(1)]				14.0 %	12.8 %	
Impaired loans, net of specific and general allowances				(192)	(191)	
as a % of loans and acceptances				(0.4) %	(0.4) %	
Assets under administration/management				218,749	221,132	
Total personal savings				[illegible]9,328	89,647	
Interest coverage				14.11	12.71	
Asset coverage				4.01	4.73	
Other information						
Number of employees				16,972	16 890	-
Number of branches in Canada				451	457	(1)
Number of banking machines				801	788	2

(1) Taking into account the issuances of $500 million of subordinated debentures on November 2, 2006 and 2005.

This pricing supplement together with the short form base shelf prospectus dated April 5, 2006, to which it relates, as amended or supplemented, and each document incorporated by reference therein constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 2 dated October 27, 2006
(to the short form base shelf prospectus dated April 5, 2006)

NATIONAL BANK OF CANADA

S&P/TSX 60 Enhanced Return Bear Note Securities, series 1, due on the second anniversary date after the Closing Date (principal protected at 70% of the Principal Amount invested)

CAD$7,110,000 (71,100 Notes)

This pricing supplement qualifies the distribution of $7,110,000 of S&P/TSX 60 Enhanced Return Bear Note Securities, series 1 of National Bank of Canada (the "Bank") maturing on the second anniversary date after the Closing Date (the "Note Securities"). The Note Securities will not pay any interest prior to maturity. The return on the Note Securities at maturity will vary depending on the performance of the S&P/TSX 60 Index* (the "Index"). The Note Securities will benefit from a decline in the Index. A positive return on the Note Securities will be payable only to the extent that the Index level at maturity has depreciated from its level at the issuance date. Any such positive return will vary depending on the extent of the decrease in the level of the Index at maturity, but will be limited to a maximum positive return on the Note Securities of 40%. An increase of the level of the Index at maturity will translate into a 1% negative return for each 1% increase of the level of the Index, subject to a maximum negative return on the Note Securities of 30%. Therefore, the Note Securities will return less than the Principal Amount of $100.00 per Note Security in scenarios where the Index at maturity has increased from its level at the issuance date. **The Note Securities offer a partial principal protection at 70% of the Principal Amount of $100.00 per Note Security.**

The objectives of the Note Securities are:

(i) to provide a leveraged exposure of 200% on the first 20% decrease of the level of the Index, subject to a maximum return of 40%; and

(ii) to provide a partial principal protection in the case where the Index appreciates.

The return on the Note Securities is equivalent to (i) Holders notionally owning a combination of put option contracts providing 200% positive return on the Principal Amount on the decrease of the level of the Index at maturity up to a maximum return on the Note Securities of 40% and (ii) Holders notionally selling a combination of call option contracts providing 1% negative return for each 1% increase of the level of the Index at maturity up to a maximum negative return on the Note Securities of 30% on the Principal Amount.

The following securities represent the Index's top 10 constituents in terms of weighting as of October 26, 2006:

Company	Weight
Royal Bank of Canada	6.597%
Manulife Financial Corporation	5.891%
Bank of Nova Scotia	5.005%
Toronto-Dominion Bank	4.816%
EnCana Corporation	4.552%

Company	Weight
Suncor Energy Inc.	4.141%
Bank of Montreal	3.561%
Canadian Natural Resources Limited	3.345%
Canadian Imperial Bank of Commerce	3.056%
Barrick Gold Corp.	3.055%

The return on the Note Securities at maturity will be calculated based on a Principal Amount of $100.00 per Note Security. At maturity, if the Final Index Level is inferior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return multiplied by 2, subject to a maximum Variable Return of 20%. If the Final Index Level is superior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return (which will be negative), subject to a maximum negative Variable Return of -30%. The Variable Return is equal to the quotient of (i) the Initial Index Level less the Final Index Level and (ii) the Initial Index Level, subject to a maximum Variable Return of 20% and a maximum negative Variable Return of – 30%. **The minimum Maturity Redemption Amount is $70.00 and the maximum Maturity Redemption Amount is $140.00.**

PRICE: $100 per Note Security

Minimum Subscription: $ 5,000
(50 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Proceeds to the Bank
Per Note Security	$100.00	$3.00	$100.00
Total	$7,110,000	$213,300	$7,110,000

(1) Including a selling concession fee to representatives, including representatives employed by the Agents, of $2.00 per Note Security and a structuring fee of $1.00 per Note Security payable to National Bank Financial Inc. in connection with the structuring of the offering. The selling concession fee and structuring fee are payable by the Bank out of its own funds.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under certain special circumstances out of its control. See "Description of Note Securities – Reimbursement under Special Circumstances and Payment".

The Note Securities have certain investment characteristics that differ from those of conventional fixed income investments in that they do not provide holders with a return or income stream prior to maturity, or a return at maturity, calculated by reference to a fixed or floating rate of interest that is determinable prior to maturity. The return on the Note Securities (if any), unlike the return on many debt instruments of Canadian chartered banks, is uncertain in that if the Index generates a positive return at maturity, the Note Securities will produce a negative return on the holders' original investment. There is no assurance that the Index will depreciate in order to generate a positive Variable Return at maturity. Therefore, there is no assurance that a holder will receive a Maturity Redemption amount superior to $70.00, representing 70% of the Principal Amount. Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, the Note Securities are not suitable investments for a holder if such holder needs or expects to receive any return or a specific return on investment. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the depreciation of the Index. An investment in the Note Securities is subject to a number of risks that are described under "Risk Factors". Investors should not invest in the Note Securities before taking into account such risks.

The Note Securities will not be listed on any securities exchange or quotation system. There can be no assurance that a secondary market will develop, or that any developing market will be liquid or sustainable. National Bank Financial Inc. intends to maintain a market, which carries certain restrictions, and may stop at any time without providing prior notice to investors. See "Secondary Market for the Note Securities".

National Bank Financial Inc. and Merrill Lynch Canada Inc. (the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in a Dealer Agreement between the Bank and the Agents dated the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur at the date that is the earliest of (i) October 27, 2006 or (ii) if the closing level of the Index falls below a level of 655, the Business Day following such decrease. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by The Canadian Depository for Securities Limited ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through CDS's book-entry system.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** In connection with this offering, no benefit other than the structuring fee and its portion of the selling concession fee, if any, will be received by National Bank Financial Inc. See "Plan of Distribution" in the accompanying Prospectus.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2006, which includes unaudited interim consolidated financial statements for the quarters ended July 31, 2006 and 2005 (the "2006 Third Quarter Report");

(ii) the Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2006 Third Quarter Report at pages 4 to 9; and

(iii) the Material Change Report dated July 27, 2006 relating to the appointment of Mr. Louis Vachon as Chief Operating Officer of the Bank.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this pricing supplement differs from the information contained in the prospectus, you should rely on the information in this pricing supplement.

You should carefully read this pricing supplement along with the accompanying prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to you. Both documents contain information you should consider when making your investment decision. The information contained in this pricing supplement and the accompanying prospectus is current only as of the date of each.

Furthermore, neither the Bank nor the Agents make any recommendation concerning the Note Securities or the suitability of investing in the asset classes or constituents making up the Index or securities generally.

PUBLIC INFORMATION

Certain information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its constituents, is derived from and based solely upon publicly available information. In addition, certain information contained in this pricing supplement was obtained from public sources. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information.

FORWARD LOOKING STATEMENTS

Certain statements included in this pricing supplement constitute forward looking statements, including those identified by the expressions "anticipate", "believe", "plan", "estimate", "expect", "intend" and similar expressions to the extent they relate to the Bank or the Agents, as the case may be. The forward looking statements are not historical facts but reflect the Bank's or the Agents' current expectations regarding future results or events. These forward looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" and in other sections of this pricing supplement.

SUITABILITY FOR INVESTMENT

An investment in Note Securities is suitable only for investors prepared to assume risks with respect to a return tied to the performance of the Index. The return on the Note Securities, if any, is uncertain and an investor may not receive anything more at maturity than 70% of the Principal Amount of $100.00 per Note Security. Such amount will be repaid only if the Note Securities are held to maturity. A person should only reach a decision to invest in the Note Securities after carefully considering, with his or her advisors, the suitability of this investment in light of his

or her investment objectives and the information set out in this pricing supplement and the accompanying prospectus. The Note Securities are not conventional indebtedness in that they have no fixed yield. It is possible that the Index will appreciate in value at maturity and, therefore, the Note Securities could produce a negative return at maturity. In a scenario where the Index increases by 30% or more, the Note Securities will return only 70% of the Principal Amount. Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Therefore, the Note Securities are not suitable investments for investors requiring or expecting certainty of yield. The Note Securities will provide a positive Variable Return only if the Index decreases, and they are therefore suitable for investors who have a negative view on the Index or for investors who wish to partially hedge a long position on the Index.

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

Issuer:	National Bank of Canada.
Issue Size:	$7,110,000 (71,100 Note Securities).
Principal Amount:	$100 per Note Security.
Minimum Subscription:	$5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.
Partial Principal Protection:	Possible loss of up to 30% of the Principal Amount.
Objectives of the Note Securities:	The objectives of Note Securities are: (i) to provide leveraged exposure of 200% on the first 20% decrease of the level of the Index, subject to a maximum return of 40%; and (ii) to provide a partial principal protection in the case where the Index appreciates.
Structure of the Note Securities:	The return on the Note Securities is equivalent to (i) Holders notionally owning a combination of put option contracts providing 200% positive return on the decrease of the level of the Index at maturity up to a maximum return on the Note Securities of 40% and (ii) Holders notionally selling a combination of call option contracts providing 1% negative return for each 1% increase of the level of the Index at maturity up to a maximum negative return on the Note Securities of 30%.
Rationale for Exposure to the Depreciation of the Index:	As illustrated in the chart below, the level of the Index has grown substantially since 2003 and some investors believe that the level of the Index could potentially retreat in the next few years. The Chart also shows that it took approximately two years for the Index to retreat from its peak level in 2000 to its starting level of that same year.


Historical S&P/TSX60 Index Data
800
700
600
500
400
300
200
100
0
5-Jan-90
5-Jan-91
5-Jan-92
5-Jan-93
5-Jan-94
5-Jan-95
5-Jan-96
5-Jan-97
5-Jan-98
5-Jan-99
5-Jan-00
5-Jan-01
5-Jan-02
5-Jan-04
5-Jan-05
5-Jan-06

(1) Source: Bloomberg
(2) For the period from January, 1990 to December, 1998, data is derived from a synthetic history for the Index developed by S&P®'s methodologies, at the time of the launch of the Index on December 21, 1998.

The following table shows the closing level of the Index at the end of each month since January 2000:

	2000	2001	2002	2003	2004	2005	2006
January	498.59	554.84	438.92	370.48	476.64	506.75	672.69
February	519.93	472.6	436.48	371.97	490.59	532.08	659.27
March	568.89	443.04	446.74	361.23	475.59	533.87	682.54
April	559.86	459	434.04	373.94	455.87	522.02	685.33
May	556.35	471.09	429.17	388.11	463.61	536.89	657.38
June	617.91	444.84	401.2	394.63	472.78	555.06	653.46
July	638.35	445.15	371.06	409.03	469.34	585.02	667.43
August	687.08	430.33	371.8	423.28	465.48	600.4	682.21
September	618.28	398.2	345.06	416.58	482.19	620.04	673.16
October	569.28	397.55	351.36	436.2	496.37	585.55	...
November	525.33	431.78	372.63	438.25	501.18	611.09	...
December	528.72	442.55	373.15	458.72	511.91	634.72	...

The Initial Index Level is 697.78.

Investors that are directly or indirectly invested in the Index, such that a drop in the level of the Index exposes them to a negative return on their investments, may wish to protect a portion of such investments. Consequently, and depending on their own suitability criteria, the Note Securities may constitute an instrument that will contribute towards mitigating their downside risk. Depending on their expectations, investors can adjust their potential return and risk profiles by selecting different allocations between the Index and the Note Securities. Hypothetical examples of three portfolios of $100 each with different allocations between the Index and the Note Securities are shown in the table below.

			Portfolio #1	Portfolio #2	Portfolio #3
Variable Return at Maturity Date	**Investment in Index ($100)**	**Investment in the Note Securities ($100)**	**$90 Index & $10 Note Securities**	**$80 Index & $20 Note Securities**	**$70 Index & $30 Note Securities**
-50%	50.00	140.00	59.00	68.00	77.00
-40%	60.00	140.00	68.00	76.00	84.00
-30%	70.00	140.00	77.00	84.00	91.00
-20%	80.00	140.00	86.00	92.00	98.00
-10%	90.00	120.00	93.00	96.00	99.00
0%	100.00	100.00	100.00	100.00	100.00
10%	110.00	90.00	108.00	106.00	104.00
20%	120.00	80.00	116.00	112.00	108.00
30%	130.00	70.00	124.00	118.00	112.00
40%	140.00	70.00	133.00	126.00	119.00
50%	150.00	70.00	142.00	134.00	126.00

Description of the Index:

The Index is one of Canada's major stock market indices. It is a large capitalization index for Canadian equity markets. The constituent stocks of the Index are 60 actively and regularly traded issues of the TSX. See "Summary Information Regarding the Index".

The following securities represent the Index's top 10 constituents in terms of weighting as of October 26, 2006:

Company	Weight
Royal Bank of Canada	6.597%
Manulife Financial Corporation	5.891%
Bank of Nova Scotia	5.005%
Toronto-Dominion Bank	4.816%
EnCana Corporation	4.552%

Company	Weight
Suncor Energy Inc.	4.141%
Bank of Montreal	3.561%
Canadian Natural Resources Limited	3.345%
Canadian Imperial Bank of Commerce	3.056%
Barrick Gold Corp.	3.055%

Closing Date: October 27, 2006.

Maturity Date: On the second anniversary date after the Closing Date.

Maturity Redemption Amount:

At maturity, if the Final Index Level is inferior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return multiplied by 2, subject to a maximum Variable Return of 20%. If the Final Index Level is superior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return (which will be negative), subject to a maximum negative Variable Return of -30%.

The Variable Return will be equal to the quotient of (i) the Initial Index Level less the Final Index Level and (ii) the Initial Index Level, subject to a maximum Variable Return of 20% and a maximum negative Variable Return of - 30%.

The minimum Maturity Redemption Amount is $70.00 and the maximum Maturity Redemption Amount is $140.00.

No Return until Maturity:

No interest or any other amount will be paid or payable during the term of the Note Securities (except in limited circumstances described under "Description of Note Securities – Reimbursement under Special Circumstances and Payment").

Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including put and call option contracts of the nature described under "Structure of the Note Securities". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging Transactions may affect the Level of the Index".
Calculation Agent:	The Bank.
Dealers:	National Bank Financial Inc. and Merrill Lynch Canada Inc., acting as agents.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. The value of the Note Securities in the secondary market will be affected by a number of complex and inter-related factors, including: supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index); the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Index; the market price of the constituents of the Index or factors that affect stock markets generally; the composition of the Index and changes in the constituents of the Index; and the dividend rate paid on the constituents of the Index (while not paid to holders of the Note Securities, dividend payments on the constituents of the Index may influence the value of the constituents of the Index and the level of the Index, and therefore affect the market value of the Note Securities). There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid or sustainable. In addition, any sale of Note Securities facilitated by National Bank Financial Inc. will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, depending on the time at which the Note Securities are sold following their issuance. See "Secondary Market for the Note Securities". **Holders choosing to sell their Note Securities prior to the Valuation Date will receive an amount which may be less than the Principal Amount or the Maturity Redemption Amount and which may not necessarily reflect the depreciation of the Index up to the date of such sale.** See "Secondary Market for the Note Securities" and "Risk Factors – No assurance of a Secondary Market and Possible Illiquidity of any Developing Secondary Market". Holders should consult their investment advisor on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until the Valuation Date. Holders should also consult their tax advisor as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Valuation Date. See "Certain Canadian Federal Income Tax Considerations".
Certain Federal Income Tax Considerations:	This income tax summary is subject to the limitations and qualifications set out under "Canadian Income Tax Considerations". The amount by which the Maturity Redemption Amount or the Actualized NAV, as the case may be, exceeds the Principal Amount of a Note Security on the Valuation Date or on a redemption of a Note Security by or on behalf of the Bank at another date, as the case may be, if any, will be included in the Holder's income in the taxation year in which the Valuation Date occurs or on the date of redemption of a Note

	Security by or on behalf of the Bank, as the case may be. Assuming that the Holder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Principal Amount, the Holder will realize a capital loss on the redemption of the Note Securities. A Holder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Holder. Holders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances. See "Canadian Income Tax Considerations".
Eligibility for Investment:	Based on the administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans under which the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada) is an employer). See "Eligibility for Investment" in the accompanying Prospectus.
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.
Credit Rating:	The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this pricing supplement, rated A (high) by DBRS and A by Standard & Poor's and A1 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.
Risk Factors:	Prospective investors should carefully consider all of the information set forth in this pricing supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities. Such Risks include: • Suitability for investment: Note Securities may not be a suitable investment for some investors; • The Note Securities do not guarantee total return of the Principal Amount at maturity and investors may only receive $70.00 per Note Security at maturity; • Uncertain return until maturity; • Positive return capped and linked only to the depreciation, if any, of the Index; • Holders have no ownership interest in the constituents of the Index; • There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the depreciation, if any, of the Index; • The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank; • The Note Securities will not be insured under the *Canada Deposit Insurance*

	Corporation Act; • The Note Securities may not be eligible for protection under the Canadian Investor Protection Fund; • The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances; • Postponement of the Valuation Date may affect the payment at maturity; • Conflict of interest may affect the Calculation Agent; • Hedging Transactions may affect the level of the Index; • Trading Prices; • Changes that affect the Index will affect the market value of the Note Securities and the amount Holders will receive at maturity; • Potential modifications of Index; • The Bank and its affiliates have no affiliation with S&P and are not responsible for its public disclosure of information; • Changes in general market conditions may affect equities.
Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by The Canadian Depository for Securities Limited ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through the book-entry system of CDS.
CUSIP number:	CUSIP No.: 633067GL1
Suitability for Investment:	The Note Securities have certain investment characteristics that differ from those of conventional fixed income debt instruments in that they do not provide holders with a return or income stream prior to maturity, or a return at maturity, calculated by reference to a fixed or floating rate of interest that is determinable prior to maturity. The return on the Note Securities (if any), unlike the return on many debt instruments of Canadian chartered banks, is uncertain in that if the Index generates a positive return at maturity, the Note Securities will produce a negative return on the holders' original investment. There is no assurance that the Index will depreciate in order to generate a positive Variable Return at maturity. Therefore, there is no assurance that a holder will receive a Maturity Redemption Amount superior to $70.00, representing 70% of the Principal Amount. Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, the Note Securities are not suitable investments for a holder if such holder needs or expects to receive any return or a specific return on investment. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the depreciation of the Index.

SUMMARY OF FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of its own funds, including:

Selling Concession Fee:	The Bank will pay a selling concession fee equal to $2.00 per Note Security sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.
Structuring Fee:	A structuring fee of $1.00 per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging Transactions May Affect the Level of the Index".

DEFINITIONS

In addition to the terms defined in the Prospectus, in this pricing supplement, unless the context otherwise requires, terms not otherwise defined herein will have the meaning ascribed thereto hereunder:

"Act" means the *Income Tax Act* (Canada).

"Actualized NAV" means, in the case of a Reimbursement Under Special Circumstances, the reimbursement amount of Note Securities as established by the Calculation Agent acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation or depreciation of the Index, the interest rates, the volatility of the Index and the time remaining to the Valuation Date.

"Business Day" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this pricing supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"Calculation Agent" means the Bank.

"Closing Date" means October 27, 2006.

"Final Index Level" means the official closing level of the Index on the Valuation Date.

"Holder" means an owner of record or beneficial owner of a Note Security.

"Index" means the S&P/TSX 60® Index (SPTSX60 Index on Bloomberg).

"Initial Index Level" means the official closing level of the Index on the Closing Date.

"Maturity Date" means the second anniversary date after the Closing Date.

"Maturity Payment Date" means the fifth Business Day following the Valuation Date.

"Maturity Redemption Amount" means, at the Maturity Payment Date, if the Final Index Level is inferior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return multiplied by 2, subject to a maximum Variable Return of 20%. If the Final Index Level is superior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return (which will be negative), subject to a maximum negative Variable Return of -30%. The minimum Maturity Redemption Amount is $70.00 and the maximum Maturity Redemption Amount is $140.00.

"Principal Amount" means $100.00 per Note Security.

"Prospectus" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

"TSX" means the Toronto Stock Exchange.

"Valuation Date" means the fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.

"Variable Return" means a number, expressed as a percentage, equal to the quotient of (i) the Initial Index Level less the Final Index Level and (ii) the Initial Index Level, subject to a maximum Variable Return of 20% and a maximum negative Variable Return of – 30%.

"$" means Canadian dollars, unless otherwise mentioned.

OBJECTIVES OF THE NOTE SECURITIES

The objectives of the Note Securities are:

(i) to provide a leveraged exposure of 200% on the first 20% decrease of the level of the Index, subject to a maximum return of 40%; and

(ii) to provide a partial principal protection in the case where the Index appreciates.

STRUCTURE OF THE NOTE SECURITIES

The return on the Note Securities is equivalent to (i) Holders notionally owning a combination of put option contracts providing 200% positive return on the decrease of the level of the Index at maturity up to a maximum return on the Note Securities of 40% and (ii) Holders notionally selling a combination of call option contracts providing 1% negative return for each 1% increase of the level of the Index at maturity up to a maximum negative return on the Note Securities of 30%.

RATIONALE FOR EXPOSURE TO THE DEPRECIATION OF THE INDEX

As illustrated in the chart below, the level of the Index has grown substantially since 2003 and some investors in the marketplace believe that the level of the Index could potentially retreat in the next few years. The Chart also shows that it took approximately two years for the Index to retreat from its peak level in 2000 to its starting level of that same year.



Historical S&P/TSX60 Index Data
800
700
600
500
400
300
200
100
0
5-Jan-90
5-Jan-91
5-Jan-92
5-Jan-93
5-Jan-94
5-Jan-95
5-Jan-96
5-Jan-97
5-Jan-98
5-Jan-99
5-Jan-00
5-Jan-01
5-Jan-02
5-Jan-03
5-Jan-04
5-Jan-05
5-Jan-06

(1) Source: Bloomberg

(2) For the period from January, 1990 to December, 1998, data is derived from a synthetic history for the Index developed by S&P® 's methodologies, at the time of the launch of the Index on December 21, 1998.

The following table shows the closing level of the Index at the end of each month since January 2000:

	2000	2001	2002	2003	2004	2005	2006
January	498.59	554.84	438.92	370.48	476.64	506.75	672.69
February	519.93	472.6	436.48	371.97	490.59	532.08	659.27
March	568.89	443.04	446.74	361.23	475.59	533.87	682.54
April	559.86	459	434.04	373.94	455.87	522.02	685.33
May	556.35	471.09	429.17	388.11	463.61	536.89	657.38
June	617.91	444.84	401.2	394.63	472.78	555.06	653.46
July	638.35	445.15	371.06	409.03	469.34	585.02	667.43
August	687.08	430.33	371.8	423.28	465.48	600.4	682.21
September	618.28	398.2	345.06	416.58	482.19	620.04	673.16

	2000	2001	2002	2003	2004	2005	2006
October	569.28	397.55	351.36	436.2	496.37	585.55	...
November	525.33	431.78	372.63	438.25	501.18	611.09	...
December	528.72	442.55	373.15	458.72	511.91	634.72	...

The Initial Index Level is 697.78.

Investors that are directly or indirectly invested in the Index, such that a drop in the level of the Index exposes them to a negative return on their investments, may wish to protect a portion of such investments. Consequently, and depending on their own suitability criteria, the Note Securities may constitute an instrument that will contribute towards mitigating their downside risk. Depending on their expectations, investors can adjust their potential return and risk profiles by selecting different allocations between the Index and the Note Securities. Hypothetical examples of three portfolios of $100 each with different allocations between the Index and the Note Securities are shown in the table below.

			Portfolio #1	Portfolio #2	Portfolio #3
Variable Return at Maturity Date	**Investment in Index ($100)**	**Investment in the Note Securities ($100)**	**$90 Index & $10 Note Securities**	**$80 Index & $20 Note Securities**	**$70 Index & $30 Note Securities**
-50%	50.00	140.00	59.00	68.00	77.00
-40%	60.00	140.00	68.00	76.00	84.00
-30%	70.00	140.00	77.00	84.00	91.00
-20%	80.00	140.00	86.00	92.00	98.00
-10%	90.00	120.00	93.00	96.00	99.00
0%	100.00	100.00	100.00	100.00	100.00
10%	110.00	90.00	108.00	106.00	104.00
20%	120.00	80.00	116.00	112.00	108.00
30%	130.00	70.00	124.00	118.00	112.00
40%	140.00	70.00	133.00	126.00	119.00
50%	150.00	70.00	142.00	134.00	126.00

SAMPLE CALCULATION OF THE MATURITY REDEMPTION AMOUNTS

The examples set out below are included for illustration purposes only. The levels of the Index used to illustrate the calculation of the Variable Return are not estimates or forecasts of the level of the Index on which the Initial Index Level and the Final Index Level and, in turn, the Variable Return, will depend. All examples assume that a Holder has purchased Note Securities with an aggregate Principal Amount of $10,000 and that no "Special Circumstance" as set forth under "Description of the Note Securities" has occurred.

Example #1: The principal amount is $10,000. On the Valuation Date there is a 25.00% decline from the Initial Index Level of 700.

Initial Index Level = **Final Index Level =**	**700** **525**
Principal Amount	$10,000
Index Return	$\left(\frac{525}{700}\right)-1=-25.00\%$
Variable Return	$\left(\frac{700-525}{700}\right)=25\%,$
	subject to a maximum Variable Return of 20% (or 0.200)

Maturity Redemption Amount	\$10,000 x (2 x Variable Return +1) = \$10,000 x 1.400 = \$14,000.00

Example #2: The principal amount is \$10,000. On the Valuation Date there is a 10% decline from the Initial Index Level of 700.

Initial Index Level = **Final Index Level =**	**700** **630**
Principal Amount	\$10,000
Index Return	$\left(\frac{630}{700}\right)-1=-10\%$
Variable Return	$\left(\frac{700-630}{700}\right)=10\%$
Maturity Redemption Amount	\$10,000 x (2 x Variable Return +1) = \$10,000 x 1.20 = \$12,000.00

Example #3: The principal amount is \$10,000. On the Valuation Date there is no change from the Initial Index Level of 700.

Initial Index Level = **Final Index Level =**	**700** **700**
Principal Amount	\$10,000
Index Return	$\left(\frac{700}{700}\right)-1=-0\%$
Variable Return	$\left(\frac{700-700}{700}\right)=0$
Maturity Redemption Amount	\$10,000 x (Variable Return +1) = \$10,000 x 1.00 = \$10,000.00

Example #4: The principal amount is \$10,000. On the Valuation Date there is a 20% increase from the Initial Index Level of 700.

Initial Index Level = **Final Index Level =**	**700** **840**
Principal Amount	\$10,000
Index Return	$\left(\frac{840}{700}\right)-1=20\%$
Variable Return	$\left(\frac{700-840}{700}\right)=-20\%$
Maturity Redemption Amount	\$10,000 x (Variable Return +1) = \$10,000 x 0.8 = \$8,000

Example #5: The principal amount is $10,000. On the Valuation Date there is a 40% increase from the Initial Index Level of 700.

Initial Index Level = **Final Index Level =**	**700** **980**
Principal Amount	$10,000
Index Return	$\left(\frac{980}{700}\right)-1=40\%$
Variable Return	$\left(\frac{700-980}{700}\right)=-40\%$, Subject to a maximum negative Variable Return of -30%
Maturity Redemption Amount	$10,000 x (Variable Return +1) = $10,000 x 0.7 =$7,000

SUMMARY INFORMATION REGARDING THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its constituents, is derived from, and based solely upon, publicly available information. As such, neither the Bank nor the Agents assumes any responsibility for the accuracy or completeness of such information. In addition, neither the Bank nor the Agents accepts responsibility for the calculation or other maintenance of, or any adjustments to, the Index.

Reference is made to the Internet web site regarding the Index, www.spglobal.com, for additional information on the Index, its composition, calculation, historical performance and other information concerning the Index.

The Index was launched on December 31, 1998 and is one of Canada's major stock market indices. The Index is a large capitalization index for Canadian equity markets. The constituent stocks of the Index are 60 actively and regularly traded issues of the TSX. Companies themselves play no role in the selection process and are not consulted regarding their inclusion in the Index. The criteria used to determine which stocks are included in the Index are primarily size, liquidity, and sector representation. The S&P/TSX Index Policy Committee also undertakes a rigorous analysis of both the financial and operating condition of eligible companies to ensure the inclusion of only relatively stable companies to minimize index turnover. The Index is market-capitalization weighted, with weight adjusted for available share float, and is balanced across 10 sectors. The sectors are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Information Technology, Industrials, Materials, Telecommunication Services and Utilities.

Companies included in the Index are selected after rigorous analysis. The Index, in keeping with the S&P 500, tracks 60 leading companies in leading industries in Canada. The Index begins with the S&P/TSX Composite Index universe of stocks. Stocks with relatively small market capitalization or insufficient liquidity are excluded. For selection, all stocks are carefully examined using the following general criteria:

Eligibility. All stocks comprising the S&P/TSX Composite Index are eligible for inclusion. Where there are multiple classes of a particular equity, all classes are deemed eligible if they meet the criteria for size, liquidity and sector representation.

Liquidity. Stocks are ranked according to liquidity, which is measured by the stock's 12-month dollar value traded. Value traded and float turnover are also analyzed on a monthly basis to ensure ample liquidity and efficient share pricing.

Sector Representation. The selected stocks are from leading companies in leading industries. The companies selected represent important industry segments within Canada.

Available Float. Ownership of a company's outstanding shares is analysed to screen for investable market capitalization.

Fundamental Analysis. Both the financial and operating condition of a company and rigorously analysed to minimize turnover.

Float Adjustments

The market capitalization of each stock is adjusted to exclude the value of shares held by other index constituents or by other shareholders when any such holding is 20% or more. The proportion of gross market capitalization included for index calculation purposes is called the investable weight factor (float shares).

The investable weight factors (float shares) will be reviewed and updated quarterly on expiry of the options and futures contract in February, May, August and November each year. Significant changes in the interim will be implemented immediately only if a stock weight changes by 0.05% or more on the basis of the S&P/TSX Composite Index.

Index Calculation

Index calculations are based on prices taken from the TSX for each constituent. The official daily index close price is based on the last traded price for each constituent, and is calculated after the market close.

Index Deletions

A guiding principle of S&P's index management is the minimization of turnover among index constituents. The most common reason for deleting a stock from an S&P index is its acquisition by another company. Additionally, stocks may be deleted for the following reasons:

Bankruptcy. A company is removed from the Index immediately after filing for bankruptcy.

Restructuring. Each company's restructuring plan is analyzed in depth. The restructured company and any spin-offs are reviewed for Index inclusion or exclusion.

Lack of Representation. A company may be removed from the Index if it no longer meets current criteria for inclusion or is no longer representative of its industry group in terms of relative size and liquidity.

Index Additions

An Index addition generally will be made only if an Index vacancy is created by an Index deletion. Index additions will be made according to their market size and liquidity, with a view to preserving sector representation.

If two merging companies, the acquiring and the acquired, are Index constituents, the S&P/TSX Index Policy Committee will evaluate the action and make a determination regarding membership of the newly merged entity.

An initial public offering (IPO) will be added to the Index only if the company is a member of the S&P/TSX Composite Index and only if, in the view of the S&P/TSX Index Policy Committee, its size, fundamentals and trading volumes justify its inclusion.

To respond quickly to events affecting the Index constituents, pre-screened prospective "add" constituents will be maintained in a replacement pool, which will be closely monitored by the S&P/TSX Index Policy Committee. This list will be kept strictly confidential.

S&P/TSX Index Policy Committee

The S&P/TSX Index Policy Committee, comprised of seven members representing both S&P and the TSX, is responsible for setting policy and determining the Index composition. The Committee is chaired by the Chief Economist of S&P.

Constituents of the Index

The 60 companies whose securities are included in the Index as of October 26, 2006 are as follows:

Company	Weight	Company	Weight
ACE Aviation Holdings Inc	0.396%	IPSCO Inc	0.502%
Agnico-Eagle Mines Ltd	0.491%	Kinross Gold Corp	0.525%
Agrium Inc	0.429%	Loblaw Cos Ltd	0.464%
Alcan Inc	1.89%	Magna International Inc	0.968%
Bank of Montreal	3.561%	Manulife Financial Corp	5.891%
Bank of Nova Scotia	5.005%	MDS Inc	0.289%
Barrick Gold Corp	3.055%	National Bank of Canada	1.02%
BCE Inc	2.685%	Nexen Inc	1.729%
Biovail Corp	0.253%	Nortel Networks Corp	1.114%
Bombardier Inc	0.605%	Nova Chemicals Corp	0.285%
Brookfield Asset Management Inc	1.735%	Novelis Inc	0.22%
Cameco Corp	1.441%	Penn West Energy Trust	1.058%
Canadian Imperial Bank of Commerce	3.056%	Petro-Canada	2.532%
Canadian National Railway Co	2.911%	Potash Corp of Saskatchewan	1.493%
Canadian Natural Resources Ltd	3.345%	Research In Motion Ltd	2.16%
Canadian Oil Sands Trust	1.53%	Rogers Communications Inc	1.737%
Canadian Pacific Railway Ltd	1.035%	Royal Bank of Canada	6.597%
Canadian Tire Corp Ltd	0.574%	Shaw Communications Inc	0.639%
Celestica Inc	0.268%	Shoppers Drug Mart Corp	1.01%
Cognos Inc	0.395%	Sun Life Financial Inc	2.753%
Cott Corp	0.128%	Suncor Energy Inc	4.141%
Domtar Inc	0.164%	Talisman Energy Inc	2.141%
Enbridge Inc	1.329%	Teck Cominco Ltd	1.872%
EnCana Corp	4.552%	TELUS Corp	2.257%
George Weston Ltd	0.35%	Thomson Corp/The	0.93%
Glamis Gold Ltd	0.802%	Tim Hortons Inc	0.634%
Goldcorp Inc	1.194%	Toronto-Dominion Bank	4.816%
Husky Energy Inc	0.919%	TransAlta Corp	0.496%
Imperial Oil Ltd	1.245%	TransCanada Corp	1.791%
Inco Ltd	1.812%	Yellow Pages Income Fund	0.78%

Performance Graph

The following graph illustrates the performance of the Index for the period from January 5, 1990 to September 20, 2006. Historical performance is not a guarantee of future performance.


Historical S&P/TSX60 Index Data
800
700
600
500
400
300
200
100
0
5-Jan-90
5-Jan-91
5-Jan-92
5-Jan-93
5-Jan-94
5-Jan-95
5-Jan-96
5-Jan-97
5-Jan-98
5-Jan-99
5-Jan-00
5-Jan-01
5-Jan-02
5-Jan-03
5-Jan-04
5-Jan-05
5-Jan-06

(1) Source: Bloomberg
(2) For the period from January, 1990 to December, 1998, data is derived from a synthetic history for the Index developed by S&P® 's methodologies, at the time of the launch of the Index on December 21, 1998.

License

S&P, the Toronto Stock Exchange (TSX) and the Bank have entered into a non-exclusive license agreement providing for the license to the Bank, in exchange for a fee, of the right to use indices and works owned and published by S&P and marks owned by TSX in connection with certain securities, including the Note Securities.

The Index is intellectual property of Standard & Poor's. "Standard & Poor's®" and "S&P®" are trademarks of The McGraw-Hill Companies, Inc. "TSX" is a trademark of the Toronto Stock Exchange. These marks have been licensed for used by the Bank. The Note Securities are not in any way sponsored, endorsed, sold or promoted by S&P or the TSX. S&P and the TSX make no representation, condition or warranty, express or implied, to the Holders or prospective purchasers regarding the advisability of investing in securities generally or in the Note Securities particularly or the ability of the Index to track general stock market performance or any other economic factors. S&P and the TSX'S only relationship to the Bank is the licensing of certain trademarks and trade names of S&P and the TSX and the Index which is determined, composed and calculated by S&P without regard to the Bank or the Note Securities. S&P and the TSX have no obligation to take the needs of the Bank or the Holders into consideration in determining, composing or calculating the Index. S&P and the TSX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Note Securities to be issued in determination or calculation of the equation by which the Note Securities is to be converted into cash. S&P and the TSX have no obligation or liability in connection with the administration, marketing or trading of the Note Securities.

S&P AND THE TSX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND THE TSX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE TSX MAKE NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS OBTAINED BY THE BANK, HOLDERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE TSX MAKE NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS, AND EXPRESSLY DISCLAIM ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY, MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE TSX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

While S&P currently employs certain methodology to calculate the Index, no assurance can be given that S&P will not modify or change such methodology in a manner that may affect any amount which may be payable to the

Holders. S&P is under no obligation to continue the calculation and dissemination of the Index. The Bank shall have no responsibility for the calculation and dissemination of the Index or any errors or omissions therein.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100 each. The minimum subscription price per Holder is $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders under any circumstances and registration of ownership of the Note Securities will be made only through the Book Entry System of CDS. See "Description of the Notes - Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

Redemption upon Maturity

The return on the Note Securities at maturity will be calculated based on a Principal Amount of $100 per Note Security. At maturity, if the Final Index Level is inferior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return multiplied by 2, subject to a maximum Variable Return of 20%. If the Final Index Level is superior to the Initial Index Level, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) 1 plus the Variable Return (which will be negative), subject to a maximum negative Variable Return of -30%.

The minimum Maturity Redemption Amount is $70.00 and the maximum Maturity Redemption Amount is $140.00.

Payment of the Maturity Redemption Amount

The Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances (as defined below), will be paid through CDS as set forth under "Description of the Notes - Depository - CDS Procedures" in the Prospectus.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Reimbursement Under Special Circumstances and Payment" below and "Description of the Notes - Reimbursement Under Special Circumstances" in the Prospectus.

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this pricing supplement, rated A (high) by DBRS and A by Standard & Poor's and A1 by Moody's. The Note Securities are not, however, deposits of the Bank. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 Business Days' prior notice furnished in writing by the Bank in the manner set forth under "Description of the Notes - Notice to Holders" in the Prospectus.

A "Special Circumstance" means a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice, policy or administration making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding. **A "Special Circumstance" does not incorporate changes in the normal course to market parameters such as interest rates and volatility.**

In the event of a Special Circumstance for which the Bank has opted to reimburse the Note Securities, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date") and the Maturity Date will be accelerated to the Special Reimbursement Date and Holders of record on such date will be entitled to receive the Actualized NAV of their Note Securities. The Actualized NAV means the reimbursement amount of Note Securities as established by the Calculation Agent acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation or depreciation of the Index, the interest rates, the volatility and the time remaining to the Maturity Date (prior to such acceleration). The Bank will make available to Holders, no later than 10:00 a.m. (Montreal time) on the fifth Business Day following the determination of the Actualized NAV, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Final Index Level; and (b) the Final Index Level used for

determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Index or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

- a suspension, absence or material limitation of trading in a material number of constituents of the Index for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

- a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or a material number of constituents of the Index in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

- the Index is not published, as determined by the Calculation Agent in its sole discretion; or

- in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) a "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Discontinuance or Modification of the Index; Alteration of Method of Calculation

If the calculation or publication of the Index is discontinued and a successor or substitute index is calculated or published (such successor or substitute index being referred to herein as a "Successor Index") that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (the "Discontinued Index"), then any reference price for such Discontinued Index will be determined by reference to the price of such Successor Index. If no successor or substitute index is provided with respect to a Discontinued Index, the Calculation Agent will designate another index to replace the Index (such Index being also referred to herein as a "Successor Index"), provided that the Calculation Agent reasonably determines that the Successor Index substantially tracks the market performance of the broad class and market in which the Discontinued Index participated and with adjustments as may be determined by the Calculation Agent. From then, any calculations will be determined by reference to the price of such Successor Index.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Agents and to the Holders within three Business Days of such selection. If a Successor Index is selected by the Calculation Agent, the Successor Index will be used as a substitute for the relevant Discontinued Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If at any time the method of calculation of the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or Successor Index is in any other way modified so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index or Successor Index had such changes or modifications not been made, then, for purposes of calculating the Final Index Level or making any other determinations as of or after such time, the Calculation Agent will make such calculations and adjustments as, in the

good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of an Index comparable to the Index or Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Final Index Level with reference to the Index or Successor Index, as adjusted.

FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of its own funds, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to 2.00% per Note Security sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $1.00 per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors - Hedging Transactions May Affect the Level of the Index".

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Note Securities. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for the purposes described in the Prospectus under "Use of Proceeds". The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below, including put and call option contracts of the nature described under "Structure of the Note Securities".

In anticipation of the offering of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving sales of securities included in or linked to the Index and/or purchases and/or sales of listed and/or over-the-counter options or futures on constituents of the Index or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

- acquire or dispose of securities of the constituents of the Index;
- acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the constituents of the Index;
- acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

- any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of securities of the constituents of the Index, listed or over-the-counter options or futures on constituents of the Index or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging Transactions may affect the level of the Index" in this pricing supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid or sustainable.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which may be less than the Principal Amount or the Maturity Redemption Amount and which may not necessarily reflect the depreciation of the Index up to the date of such sale. See "Risk Factors – No assurance of a Secondary Market and Possible Illiquidity of any Developing Secondary Market".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Index; the market price of the constituents of the Index or factors that affect stock markets generally; the composition of the Index and changes in the constituents of the Index; and the dividend rate paid on the constituents of the Index (while not paid to holders of the Note Securities, dividend payments on the constituents of the Index may influence the value of the constituents of the Index and the level of the Index, and therefore affect the market value of the Note Securities). The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, any sale of Note Securities facilitated by National Bank Financial Inc. will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, depending on the time at which the Note Securities are sold following their issuance determined as follows:

If Sold	Early Trading Charge
From days 0 to 30 following the Closing Date	3.00%
From days 31 to 60 following the Closing Date	2.50%
From days 61 to 90 following the Closing Date	2.00%
From days 91 to 120 following the Closing Date	1.50%
From days 121 to 150 following the Closing Date	1.00%
From days 151 to 180 following the Closing Date	0.50%
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market.

For greater certainty, the Note Securities transferred other than through the National Bank Financial Inc. will not be subject to such early trading charge.

Holders should appreciate that the strategy behind the Note Securities, which is described under "Structure of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a combination of put option contracts providing 200% positive return on the first 20% decrease of the Index at maturity and (ii) a combination of call option contracts providing a 1% negative return for each 1% increase of the Index at maturity up to a maximum negative return on the Note Securities of 30%. As a result, similar factors to those which may impact the value of put and call options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying assets; (iv) time to maturity of the instruments; (v) interest rates; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The chart below serves to illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Index and the time remaining to maturity. **This illustration is based on the assumption that all other factors remain constant, including interest rates and volatility. As a result, the following is not and should not be construed as a forecast or projection of how the Note Securities may trade in any secondary market that may develop. Actual prices will differ, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility.** The first column represents different levels of the Index while the first row represents a time line from the offering to the Maturity Date.

		Time elapsed since offering (in years)			
		0.5	1	1.5	2
	0	131.51	134.36	137.15	140.00
	20	131.51	134.36	137.15	140.00
	40	131.49	134.36	137.15	140.00
	60	129.20	133.26	136.97	140.00
	70	124.35	129.20	134.82	140.00
Index level	75	120.84	125.62	131.82	140.00
(as a % of	80	116.77	121.15	127.21	140.00
the Initial	90	107.33	110.45	114.49	120.00
Index Level)	100	96.97	98.87	100.82	100.00
	110	87.10	87.91	88.82	90.00
	120	79.14	79.26	79.44	80.00
	130	73.63	72.90	72.12	70.00
	135	71.71	71.07	70.35	70.00
	140	70.24	69.74	69.37	70.00
	160	67.03	67.87	68.59	70.00

Example 1: If the level of the Index represents 80% of the Initial Index Level after one year, the Note Security could theoretically be worth $121.15. This is a 21.15% return on the Principal Amount.

Example 2: If the level of the Index represents 140% of the Initial Index Level after one year and a half, the Note Security could theoretically be worth $69.37. This is a negative return of 30.63% on the Principal Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

National Bank Financial Inc. and Merrill Lynch Canada Inc. (the "Agents") have agreed to act as agents in connection with the issuance and sale of the Note Securities under the terms of a dealer agreement among the Agents and the Bank (the "Dealer Agreement") dated October 27, 2006. A structuring fee of $1.00 per Note Security will be payable by the Bank out of its own funds to National Bank Financial Inc. in connection with the structuring of the offering and a selling concession of $2.00 per Note Security will be payable by the Bank out of its own funds to representatives, including representatives employed by the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this offering of Note Securities is expected to take place on or about October 27, 2006.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer and a connected issuer of National Bank Financial Inc. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than the structuring fee and its portion of the selling concession fee, if any. Merrill Lynch Canada Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc. in the structuring and pricing of the Note Securities.

RISK FACTORS

The Note Securities offer a partial principal protection only and are riskier than ordinary unsecured debt securities. This section describes some of the most significant risks relating to an investment in the Note Securities. Purchasers are urged to read the following information about these risks, together with the other information in this pricing supplement and the Prospectus, before investing in the Note Securities.

Risk factors relating to the offering

Suitability for investment: Note Securities may not be a suitable investment for some investors

An investor should reach a decision to invest in the Note Securities after carefully considering, in conjunction with his or her advisors, the suitability of the Note Securities in light of his or her investment objectives and the other information set out in this pricing supplement. Neither the Bank nor the Agents make any recommendation as to whether the Note Securities are a suitable investment for any person.

The Note Securities have certain investment characteristics that differ from those of conventional fixed income investments in that they do not provide holders with a return or income stream prior to maturity, or a return at maturity, calculated by reference to a fixed or floating rate of interest that is determinable prior to maturity. The return on the Note Securities (if any), unlike the return on many debt instruments of Canadian chartered banks, is uncertain in that if the Index generates a positive return at maturity, the Note Securities will produce a negative return on the holders' original investment. There is no assurance that the Index will depreciate in order to generate a positive Variable Return at maturity. Therefore, there is no assurance that a holder will receive a Maturity Redemption Amount greater than $70.00, representing 70% of the Principal Amount. Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, the Note Securities are not suitable investments for a holder if such holder needs or expects to receive any return or a specific return on investment. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the depreciation of the Index.

The Note Securities do not guarantee total return of the Principal Amount at maturity and investors may only receive $70.00 per Note Security

The Note Securities may return less, and possibly even only 70.00% of the Principal Amount invested. The value of the Note Securities and the Maturity Redemption Amount to be received at maturity will fluctuate and may be less than the Principal Amount depending on the performance of the Index. **Investors could lose up to 30% of the Principal Amount of the Note Securities purchased and might only receive $70.00 per Note Security at maturity**. See "Uncertain return until maturity; Positive return capped and linked only to the depreciation, if any, of the Index".

Uncertain return until maturity; Positive return capped and linked only to the depreciation, if any, of the Index

No return will be paid or payable prior to the Maturity Payment Date. The amount of the return, if any, payable on the Maturity Payment Date will remain uncertain until the Valuation Date. There can be no assurance that the Note Securities will show any return. The positive return of the Note Securities is linked only to the depreciation, if any, of the level of the Index. There can be no assurance that, at the Maturity Date, the level of the Index will have depreciated. Fluctuations in the market price of the constituents of the Index may have a significant impact upon the level of the Index.

The level of the Index is unpredictable and will be influenced by factors that are beyond the control of the Bank. As a result, the level of the Index will fluctuate. Historical levels of the Index should not be considered any indication of the future performance of the Index. The Note Securities are subject to the risks of investing in stocks, bonds, commodities, put and call option contracts and alternative investments, including the risk that the level of the Index might not depreciate and may increase. The Index performance will not reflect the payment of ordinary dividends or distributions on the constituents of the Index.

The return of the Note Securities at maturity is limited to a maximum Maturity Redemption Amount equal to $140.00, representing the product of the Principal Amount and 40% plus 1. The minimum Maturity Redemption Amount is $70.00 and the maximum Maturity Redemption Amount is $140.00.

Holders have no ownership interest in the constituents of the Index

An investment in the Note Securities does not constitute an investment in the constituents included in the Index. Holders will not be the owners of the constituents of the Index and therefore, there is no recourse to the constituents of the Index to satisfy amounts owing under the Note Securities, nor are there any rights that investors in the constituents of the Index would have.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the depreciation, if any, of the Index

Investors should be willing to hold their Note Securities to maturity. There may be little or no secondary market for the Note Securities. The Note Securities will not be listed on any stock exchange. There is no assurance that a secondary market will develop.

Despite the fact that National Bank Financial Inc. intends to maintain a secondary market for the Note Securities, there can be no assurance that a secondary market will develop, and if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid or illiquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when an investor decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive. Moreover, National Bank Financial Inc. reserves the right not to maintain such a secondary market in the future in its sole discretion, without providing prior notice to Holders.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which may be less than the Principal Amount and which may not necessarily reflect the depreciation, if any, of the Index up to the date of such sale. The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter-related factors, including:

- supply and demand for the Note Securities;
- inventory positions with market-makers;
- interest rates in the market;
- the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index);
- the time remaining to the maturity of the Note Securities;
- the creditworthiness of the Bank;
- economic, financial, political, regulatory or judicial events that affect the level of the Index;
- the market price of the constituents of the Index or factors that affect stock markets generally;
- the composition of the Index and changes in the constituents of the Index; and
- the dividend rate paid on the constituents of the Index (while not paid to holders of the Note Securities, dividend payments on the constituents of the Index may influence the value of the constituents of the Index and the level of the Index, and therefore affect the market value of the Note Securities).

The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Structure of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a combination of put option contracts providing 200% positive return on the first 20% decrease of the Index at maturity and (ii) a combination of call option contracts providing a 1% negative return for each 1% increase of the Index at maturity up to a maximum negative return on the Note Securities of 30%. As a result, similar factors to those which may impact the value of put and call options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date -- where the value may be discounted prior to such date; (ii) volatility of the underlying assets; (iii) correlation between the underlying assets; (iv) time to maturity of the instruments; (v) interest rates; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders of the Note Securities is incumbent upon the Bank, the likelihood that such Holders will receive the Maturity Redemption Amount will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime.

The Note Securities may not be eligible for protection under the Canadian Investor Protection Fund

There is no assurance that an investment in the Note Securities will be eligible for protection under the Canadian Investor Protection Fund. A Holder should contact his or her investment advisor on whether the Holder's investment in the Note Securities is eligible for protection in light of such Holder's particular circumstances.

The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the investor may not be able to benefit fully from any depreciation of the Index that might have occurred up to the payment date pursuant to a Reimbursement Under Special Circumstances.

Postponement of the Valuation Date may affect the Maturity Redemption Amount

If there is a postponement of the Valuation Date in respect of the Index owing to the occurrence of a Market Disruption Event, the Maturity Redemption Amount actually received by a Holder may be substantially lower than the otherwise applicable payment at maturity if the Valuation Date had not been postponed.

Conflict of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same entity, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the constituents of the Index that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if

they influence the level of the Index, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with the constituents of the Index, including making loans or providing advisory services to those entities. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to some or all of the constituents of the Index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the constituents of the Index and/or the level of the Index and, therefore, the market value of the Note Securities.

Hedging transactions may affect the level of the Index

The Bank or an affiliate thereof, may hedge some or all of its anticipated exposure in connection with the Note Securities by the purchase and sale of exchange traded and over the counter options on the Index, individual securities included in the Index, or futures contracts on the Index and options on such futures contracts or by taking positions in any other instruments that it may wish to use in connection with such hedging. The Bank is likely to modify its hedge position throughout the life of the Note Securities by purchasing and selling the securities and instruments listed above and other available securities and instruments. The Bank and its affiliates may also from time to time buy or sell shares underlying the Index or derivative instruments related to the Index in connection with their normal business practices. Although the Bank does not believe that such activities will have a material impact on the price of such options, shares, futures contracts, and options on futures contracts or on the level of the Index, there can be no assurance that the Bank or an affiliate thereof will not affect such prices as a result of such activities. It is possible that the Bank could receive substantial returns from these hedging activities. The Bank may also suffer substantial losses under such transactions.

Risk factors relating to the Index

Trading prices

Historical returns of the Index should not be taken as an indication of its future returns. The trading prices of the securities comprising the Index will fluctuate and will determine its return, and it is impossible to predict whether the return of the securities in the Index will increase or decrease. Trading prices of the securities making up the Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying securities are traded, and by various circumstances that can influence the value of a particular security. The composition of the Index may also change from time to time.

Changes that affect the Index will affect the market value of the Note Securities and the Maturity Redemption Amount

The policies of S&P concerning the calculation of the Index, additions, deletions or substitutions of the constituents of the Index and the manner in which changes affecting the constituents of the Index, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the Note Securities at maturity, and the market value of the Note Securities prior to maturity. The amount payable on the Note Securities and their market value could also be affected if S&P changes these policies, for example by changing the manner in which it calculates the Index, or if S&P discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Note Securities and the Maturity Redemption Amount.

Potential modifications of Index

The Index may be discontinued or replaced with a Successor Index. Although the Calculation Agent may make certain determinations in certain special circumstances to ensure that a Successor Index is designated, information regarding certain substitute indices may not be readily available to Holders, which may adversely affect the secondary market for trading in the Note Securities. Moreover, the return generated on such Successor Index may not be as favourable as the return that would have been generated by the Discontinued Index if it had not been discontinued.

The Bank and its affiliates have no affiliation with S&P and are not responsible for its public disclosure of information

The Bank and its affiliates are not affiliated with S&P in any way (except for licensing arrangements discussed above in "Summary Information Regarding the Index") and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If S&P discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Note Securities or the amount payable at maturity. The Calculation Agent may designate a Successor Index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no Successor Index comparable to the Index exists, the Maturity Redemption Amount will be determined by the Calculation Agent in its sole discretion. See "Description of the Note Securities—Market Disruption Event" and "—Discontinuance or Modification of the Index; Alteration of Method of Calculation". S&P is not involved in the offer of the Note Securities in any way and has no obligation to consider the interests of the Holder as owners of the Note Securities in taking any actions that might affect the value of the Note Securities.

Risk Factor Relating to Equities

Changes in general market conditions may affect equities

The value of most investments, in particular equity securities, is affected by changes in general market conditions. These changes may be caused by corporate developments, changes in interest rates, changes in the level of inflation, and other political and economic developments. These changes can affect the price of equity securities which can move up or down, without any predictability. A decrease in the price of equities will adversely affect the Index and thereby may positively affect the Note Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a summary as of the date hereof of the principal Canadian federal income tax consequences generally applicable to an initial purchaser of the Note Securities offered pursuant to this pricing supplement who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder").

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

Note Securities acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by Noteholders and will be subject to special so-called "mark-to-market" rules. This summary does not take into account these mark-to-market rules and these taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposals, this summary does not take into account or anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

Holding of Note Securities

No interest is stipulated to be payable in respect of the Note Securities. In certain circumstances, provisions of the Act can deem interest to accrue on a "prescribed debt obligation" (as defined for purposes of the Act). Counsels' understanding is that CRA takes the administrative position that instruments similar to the Note Securities constitute "prescribed debt obligations". We also understand that the CRA's current administrative practice is not to require the holders of debt obligations similar to the Note Securities to accrue and report interest prior to the time at which the return on the note is determined with certainty. Based in part on the CRA's administrative practice, no amount should be deemed to accrue and, as a consequence, there should be no deemed accrual of interest on the Note Securities prior to the Maturity Date since the return on the Note Securities is not known and cannot be determined until the Valuation Date.

Payment at Maturity

The amount of the excess of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Principal Amount of a Note Security that is payable to a Noteholder can only be ascertained at the Valuation Date and the right to it does not arise until the Maturity Date. Based on the discussion above, the amount of such excess, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date of the Note Securities occurs. On a disposition of a Note Security resulting from the payment by the Bank at the Maturity Date, a Noteholder will realize a capital loss to the extent that the payment received at such time is less than the Noteholder's adjusted cost base of the Note Security.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security held on capital account, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to income or an ordinary loss. The CRA has not expressed any opinion on this issue. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. The tax consequences described in this paragraph will differ if the Noteholder disposes of a Note Security to the Bank or to an entity on behalf of the Bank. See "Payment at Maturity" above. **Noteholders who dispose of a Note Security prior to the Maturity Date, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is

deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

A Noteholder that is a "Canadian-controlled private corporation" (as defined in the Act) throughout a taxation year may be liable to pay an additional refundable tax of 6 2/3 % on its "aggregate investment income", including interest and taxable capital gains, for the year. This tax, together with such corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Agents by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the pricing supplement No. 2 dated October 27, 2006, relating to the qualification for distribution of $7,110,000 S&P/TSX 60 Enhanced Return Bear Note Securities, series 1 due on the second anniversary date after the Closing Date, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated December 8, 2005.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L

Chartered Accountants

Montreal, Canada

October 27, 2006

CERTIFICATE OF THE DEALERS

Dated: October 27, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	MERRILL LYNCH CANADA INC.
By: (signed) Isabelle Limoges	By: (signed) Scott McBurney

This pricing supplement, together with the short form base shelf prospectus dated September 21, 2006 and each document incorporated by reference therein, (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The medium term notes (subordinated indebtedness) to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933 (the "Notes"), as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

PRICING SUPPLEMENT NO. 1 DATED OCTOBER 30, 2006
(to short form base shelf prospectus dated September 21, 2006)

NATIONAL BANK OF CANADA

SERIES 5 MEDIUM TERM NOTES
(Subordinated Indebtedness)

CUSIP No.:	63306ZCS8
CURRENCY:	Canadian Dollars
PRINCIPAL AMOUNT:	$500,000,000
ISSUE PRICE:	$1000.00 per Note
ORIGINAL ISSUE DATE:	November 2, 2006
INTEREST RESET DATE:	November 2, 2011
MATURITY DATE:	November 2, 2016
NET PROCEEDS TO THE BANK:	$498,250,000 (if the aggregate principal amount of the Notes is distributed)
INTEREST PAYMENT DATES:	From the date of issue to, but excluding, the Interest Reset Date, interest will be payable at the Initial Interest Rate semi-annually in arrears on the 2nd day of each of May and November. The initial interest payment payable on May 2, 2007 in respect of the period from the Original Issue Date to, but excluding, May 2, 2007 will be $22.28 for each $1,000 principal amount of Notes. From the Interest Reset Date to, but excluding, the Maturity Date, interest will be payable at the Floating Rate quarterly in arrears on the 2nd day of each of February, May, August and November with the first such payment on February 2, 2012.
INITIAL INTEREST RATE:	4.456% per annum.
YIELD TO INTEREST RESET DATE:	4.456%.
FLOATING RATE:	90-day Bankers' Acceptance Rate plus 1.00%.

The "90-day Bankers' Acceptance Rate", for any quarterly floating rate interest period, means the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred thousandth of 1.00% (with .000005 per cent being rounded up) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page (as defined below) as of 10:00 am., Montreal time, on the first business day of such quarterly interest period. If such rate does not appear on the Reuters Screen CDOR Page on such day, the 90-day Bankers' Acceptance Rate for such period will be the average of

the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of three months for same-day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Montreal time, on the first business day of such quarterly interest period.

The "Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that Service) for purposes of displaying Canadian dollar bankers' acceptance rates.

REDEMPTION:

The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions Canada (the "Superintendent"), redeem the Notes in whole at any time or in part from time to time by giving prior notice of not less than 30 days and not more than 60 days at a redemption price which, if the Notes are redeemed prior to November 2, 2011, is equal to the greater of the Canada Yield Price (as defined below) and the principal amount, or, if the Notes are redeemed on or after November 2, 2011, at the principal amount, together in each case with accrued and unpaid interest to but excluding the date fixed for redemption. In cases of partial redemption, the Notes to be redeemed will be selected by the Trustee by lot or in such other manner as the Trustee may deem equitable. Any Notes redeemed by the Bank will be cancelled and will not be reissued.

"Canada Yield Price" means a price equal to the price of the Notes, calculated on the business day preceding the day on which the redemption is authorized, to provide a yield from the date fixed for redemption to, but excluding, November 2, 2011 equal to the Government of Canada Yield, plus 12 basis points.

"Government of Canada Yield" means the yield from the date fixed for redemption to, but excluding, November 2, 2011 assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to, but excluding, November 2, 2011. The Government of Canada Yield will be calculated by two independent Canadian investment dealers selected by the Trustee and approved by the Bank.

EXCHANGE OPTION:

A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to exchange, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of senior notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the senior notes will be the same as those of the Notes except that the senior notes will rank in priority to the Notes and equally with the other deposit liabilities of the Bank and will include events of default related to default in the payment of the principal or interest due thereon. Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the exchange.

CONVERSION OPTION:

A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to convert, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of new notes issued by the Bank, together with accrued and unpaid interest to the date of conversion.

	Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the conversion.
OPEN MARKET PURCHASES:	The Bank may at its option, with the approval of the Superintendent, purchase the Notes in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject however, to any applicable law restricting the purchase of Notes. Any subsidiary of the Bank may at any time purchase Notes in the ordinary course of its business of dealing in securities.
RATINGS:	The Notes have been assigned a preliminary rating of A– by Standard & Poor's Rating Services, A (high) with a stable trend by Dominion Bond Rating Service Limited and A2 with a stable outlook by Moody's Investors Service, Inc.
DEALERS:	National Bank Financial Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Capital Markets, BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., J.P. Morgan Securities Canada Inc., Laurentian Bank Securities Inc. and Casgrain and Company Limited.
DEALERS' COMPENSATION:	0.35%

FORM:			METHOD OF DISTRIBUTION		
	(X)	Book Entry Only		(X)	Agency
	( )	Fully Registered		( )	Principal for Resale
				( )	Direct

National Bank Financial Inc., one of the Dealers, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation. The decision to distribute the Notes and the determination of the terms of the distribution were made through negotiations between the Bank on the one hand and the Dealers on the other hand. CIBC World Markets Inc., a dealer in respect of which the Bank is not a related or connected issuer, has participated in the structuring and pricing of the offering, and in the due diligence activities performed by the Dealers for the offering. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Dealers' fee payable by the Bank.

AUDITORS' CONSENT

We have read the pricing supplement No. 1 dated October 30, 2006, relating to the offering of $500,000,000 Series 5 Medium Term Notes (Subordinated Indebtedness), to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated September 21, 2006 relating to the offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $ 2,500,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheet of the Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. Our report is dated December 8, 2005.

(signed) "SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L."
Chartered Accountants
Montreal, Canada
October 30, 2006

END